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Filed Pursuant to Rule 424(B)(4)
Registration No. 333-119967

          12,000,000 Shares

optionsXpress Holdings, Inc.

Common Stock

          This is an initial public offering of shares of common stock of optionsXpress Holdings, Inc.

          optionsXpress is offering 5,000,000 shares of common stock and the selling stockholders identified in this prospectus are offering 7,000,000 shares of common stock. optionsXpress will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

          Prior to this offering, there has been no public market for the common stock. The common stock has been approved for trading on The Nasdaq National Market and the Pacific Exchange, Inc. (for trading on the Archipelago Exchange, or ArcaEx) under the symbol "OXPS."

          See "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$16.500	$198,000,000
Underwriting discount	$1.155	$13,860,000
Proceeds, before expenses, to optionsXpress	$15.345	$76,725,000
Proceeds, before expenses, to the selling stockholders	$15.345	$107,415,000

          To the extent that the underwriters sell more than the 12,000,000 shares of common stock described above, the underwriters have the option to purchase up to an additional 1,800,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on February 1, 2005.

Goldman, Sachs & Co. Sole Book-Running Lead Manager	Merrill Lynch & Co. Co-Lead Manager
Raymond James
William Blair & Company	Sandler O'Neill & Partners, L.P.

Prospectus dated January 26, 2005.

AWARD-WINNING

optionsXpress®

Online Options & Stock Brokers

$ 80
$ 70
$ 60
$ 50
$ 40
$ 30
$ 20
$ 10
$ 0
Revenue ($mm)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Daily Average Revenue Trades (DARTS)
2001
2002
2003
9 Months 2004
Revenue
DARTS

optionsXpress is a leader in online brokerage services, with a strong financial history. Barron's, SmartMoney and Forbes have singled out optionsXpress as Best Broker for retail investors. Ernst & Young awarded the leaders of optionsXpress an "Entrepreneur of the Year" award, and Deloitte recently awarded optionsXpress as one of its "Rising Stars" of its Technology 500 list.

www.**optionsXpress**.com

Brokerage Platform

BARRON'S
The Best Online Brokers

SmartMoney
OptionsXpress Ranked #1 AMONG DISCOUNT BROKERAGE FIRMS
2004 BROKER SURVEY
THE PERFECT FIT

SPECIAL ISSUE
Forbes
Forbes Best of The Web
Forbes FAVORITE

Business

ERNST & YOUNG ENTREPRENEUR OF THE YEAR®

2 0 0 4

Deloitte.
Technology Fast 500
Setting the pace
>Rising Star
optionsXpress
2004

Barron's is a registered trademark of Dow Jones & Company (c) 2005.SmartMoney is a joint publishing venture of Dow Jones & Company, Inc.and Hearst Communications, Inc (c) 2005 All Rights Reserved Worldwide.FORBES, and other names of FORBES products referenced herein are trademarks or registered trademarks of FORBES Management Co., Inc. (c) 2005. "Technology 500 Rising Stars" Deloitte Development LLC. Deloitte & Touche USA LLP is the U.S. member firm of Deloitte Touche Tohmatsu. Copyright (c) 2005. All rights reserved. "Ernst & Young Entrepreneur of the Year" EYGM Limited. Copyright (c) 2005. All rights reserved. Copyright (c) 2005 optionsXpress, Inc. All rights reserved. Member NASD, SIPC, CBOE, ISE, BOX, ArcaEx.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the common stock. You should read the entire prospectus carefully, especially the risks of investing in the common stock discussed under "Risk Factors," and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. All of the information in this prospectus and elsewhere in the registration statement of which this prospectus is a part gives retroactive effect to an anticipated 7.5-to-1 split of our common stock and Series A preferred stock, which would occur prior to the offering.

optionsXpress Holdings, Inc.

          We offer a comprehensive suite of brokerage services for stock, mutual fund, option and fixed-income product investors. We have been recognized as offering the leading online retail brokerage platform for the rapidly expanding listed equity options market, based on the quality of our proprietary technology and our customer experience. We were selected by Forbes as "Best of the Web, Favorite Options Site" in 2004, by Barron's as "Best Online Broker" in 2003 and 2004, and by SmartMoney as "Best Discount Broker" in 2004. For the nine-month period ended September 30, 2004, we experienced growth of 120.3% in revenue and 126.8% in pre-tax income compared to the nine-month period ended September 30, 2003.

          Our brokerage platform reflects the combination of our advanced technology and highly-responsive customer service. Our innovative browser-based technology delivers an array of differentiating trading tools, allowing both retail and professional investors to identify, analyze and execute a wide range of investment strategies. Many of these internally developed tools, which enhance our customers' experience, are not available from other online or full service brokers. In addition, our real-time customer service approach, featuring what we call "point of contact resolution" designed to ensure that customer questions are answered quickly and during the initial contact, yields a high degree of customer satisfaction and loyalty.

          We opened our first customer account in December 2000. Since that time, we have grown to over 100,000 customer accounts. Our option trades represented approximately 3% of all listed U.S. options volume for the twelve months ended December 31, 2004. We believe this makes us one of the largest retail online options brokers. Our revenue consists primarily of commissions from customers' trades of options, stocks, mutual funds and fixed-income products. For the nine months ended September 30, 2004 and the three months ended December 31, 2004, our daily average revenue trades, which are our total revenue-generating trades for a period divided by the number of trading days in that period, were approximately 13,100 and 15,100, respectively, compared to approximately 6,700 and 10,500 for the nine months ended September 30, 2003 and the three months ended December 31, 2003, respectively. Option trades represent approximately 79% of our customers' trades, with approximately 20% coming from stocks and 1% from mutual funds and fixed-income products.

          Our business generates strong cash flows and wide margins compared to many of our competitors. Our expense structure is largely variable based on commissions generated and benefits from our relatively low account acquisition cost and loyal customer base. In addition, all of our tools and services are offered online, eliminating the cost of maintaining retail locations. The option trading portion of our business generates a recurring revenue stream because when options expire, investors need to acquire new positions if they wish to stay invested. We have experienced growth in revenue and market share every year since inception and have been net income and cash flow positive since the first quarter of 2002. We generated $85.0 million of revenue for the twelve months ending September 30, 2004 with $48.3 million of income before income taxes and $29.0 million of net income.

Market Opportunity — Continued Growth in Retail Online Options

          We believe the retail online options industry is poised for continued, rapid growth. Approximately 15 million households have online brokerage accounts (13% of all U.S. households), although nearly 70% of such households execute fewer than five trades per year. The number of households with online brokerage accounts is forecasted to increase by 11.9% per year to approximately 26 million by 2008 (22% of all U.S. households). The total U.S. listed options market has grown by 22.5% per year over the past 10 years. Despite this growth, it is estimated that only 9% of online accounts are authorized to trade options. We believe that the retail online options trading market will continue to benefit from:

  •
  investors' increasing familiarity with options trading;

  •
  increasing liquidity and improved pricing in the market created by additional market participation; and

  •
  beneficial changes in market structure, including the emergence of fully electronic options exchanges in lieu of traditional floor exchanges.

          In addition, based on our communications with our customers and others in our industry, we believe that there is a growing understanding among investors that options can be used not just for speculation, but as an important tool for long term investing and risk management, utilizing protective and income generative strategies.

          The graphs set forth below illustrate the historical and forecasted growth in the number of U.S. online investing households as well as the historical growth in U.S. listed equity options volume:

Our Competitive Strengths

  optionsXpress is the #1 Online Brokerage Platform

          Our online brokerage platform is rated as #1 by Forbes, Barron's and SmartMoney. Our customer-driven technology forms the core of our brokerage platform. The tools we develop present complex information in a customizable and easy-to-understand manner for all types and levels of investors. In addition, the intuitive and iterative nature of our software encourages all of our users to understand and develop more sophisticated trading strategies over time. Our efficient, in-house development capabilities allow us to continuously innovate and improve our platform with frequent enhancements such as:

  •
  Strategy Scan®

  •
  Xspreads®

  •
  XecuteSM (patent pending)

  •
  Advanced Order Management (patent pending)

  •
  Virtual Trading

  Exceptional Customer Experience and Service

          We have been recognized for our industry-leading customer experience and service. Customer service is available via live individual web chat, e-mail and telephone. We respond to over 50% of customer inquiries via the Internet, facilitating individualized service in a timely and cost-effective manner. In addition, our website is designed to anticipate the customer's needs, and we continuously use customer feedback to further innovate our website. The result is fewer customer service requests and greater customer satisfaction.

  Innovative Targeted Marketing

          Based on a mix of grass roots, online and traditional advertising over the Internet, public relations and other targeted forms of media, our marketing strategy has enabled us to attract loyal customers at a significantly lower cost per account than our major competitors. The focus of this strategy is the long-term investor, both novice and expert, rather than the daytrader.

  Proprietary Web-Based Account Management Software

          To support our trading platform, we have developed web-based software for customer relationship management, order management and management information reporting. This software is scalable, which means it is easily expandable. Unlike a number of our direct competitors, we developed our account management software to operate in real time, free from internal reliance on legacy and third-party mainframe systems common in the brokerage industry.

Our Growth Strategy

  Growing Share of Growing Market — Retail Online Options

          We have generated rapid growth since inception by appealing to the growing retail options market. We aim to continue to expand our customer base by both gaining market share in this market and by accelerating the growth of retail options trading generally.

  Increased Penetration in Larger Markets — Retail Online Stocks, Mutual Funds and Fixed-Income Products

          We plan to continue penetrating the much larger stock, mutual fund and fixed-income markets. The key components of our platform that have made us successful in the options markets are also applicable to these other markets.

  brokersXpress — Expansion into Professional Advisor and Institutional Markets

          Launched in March 2004, our brokersXpress subsidiary offers an extension of our optionsXpress platform geared towards independent registered representatives and registered investment advisors. While still at an early stage, we aim to continue to expand the distribution of our platform to institutional investors such as hedge funds and money managers.

  International Expansion

          We intend to continue expanding our international customer base through cost-effective targeting of online customers in economically and legally compatible foreign jurisdictions where there is an interest in accessing U.S. markets. We also plan to continue partnering with foreign-registered brokers who want to offer their customers access to U.S. markets.

General

          Our principal executive offices are located at 39 S. LaSalle Street, Suite 220, Chicago, Illinois 60603. The telephone number for our principal executive offices is (312) 630-3300 or (888) 280-8020. Our Internet address is www.optionsxpress.com. This Internet address is provided for informational purposes only. The information at this Internet address is not a part of this prospectus.

Risks Associated with Our Business

          We face risks in operating our business, including risks that may prevent us from achieving our growth strategy. In particular, our business is strongly dependent upon revenues derived from commissions from options trades, while some of our major competitors may be more diversified and may withstand a downturn in the securities industry better than we could. In addition, our rapid growth has placed significant demands on our management and other resources. If our business increases, we may need to expand and upgrade the reliability and scalability of our transaction process systems, network infrastructure and other aspects of our technology. Failure to make necessary expansions and upgrades to these systems and infrastructure and maintain our customer service levels could lead to failures and delays, which could cause a loss of customers or a reduction in the growth of our customer base, increased operating expenses, financial losses, additional litigation or customer claims, and regulatory sanctions or additional regulatory burdens.

          Furthermore, we operate under extensive regulation in the United States and abroad, which increases our cost of doing business and is a limiting factor on the operations and development of our business. Failure to comply with any of the laws, rules or regulations applicable to us, even inadvertently, could lead to adverse consequences including censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of directors, officers or employees. In addition, the regulatory environment in which we operate may change, and these changes may affect our ability to conduct our business or reduce our profitability.

          You should consider these risks before investing in our company. For a discussion of these and other significant risks associated with operating our business and investing in our common stock, you should read the section entitled "Risk Factors" beginning on page 9 of this prospectus.

Recent Developments

  Fourth Quarter 2004 Financial Results

          Although our financial statements for the three months ended December 31, 2004 are not yet available, the following information reflects our results based on currently available information.

          For the three months ended December 31, 2004, we expect our total revenues to be between $25.1 million and $25.6 million, compared to $17.5 million of total revenues for the fourth quarter of 2003. For the year ended December 31, 2004, we expect our total revenues to be between $92.6 million and $93.1 million, compared to $48.2 million of total revenues for the year ended December 31, 2003.

          For the three months ended December 31, 2004, we expect our net income to be between $8.5 million and $8.7 million, compared to $6.4 million in net income for the fourth quarter of 2003. For the year ended December 31, 2004, we expect our net income to be between $31.1 million and $31.3 million, compared to $16.4 million in net income for the year ended December 31, 2003.

The Offering

Common stock offered by optionsXpress	5,000,000 shares
Common stock offered by the selling stockholders	7,000,000 shares(1)
Total common stock offered	12,000,000 shares(1)
Shares outstanding as adjusted for the offering	61,494,306 shares(2)
Use of proceeds	We will receive net proceeds from our sale of common stock in the offering of approximately $75.7 million. We intend to use the net proceeds for general corporate purposes. See "Use of Proceeds."
We will not receive any of the proceeds from sales of common stock by the selling stockholders in the offering.
Dividends
We currently intend to declare quarterly dividends on all outstanding shares of common stock and expect the quarterly dividend to be approximately $0.041 per share. The first quarterly dividend will be for the first full calendar quarter following the consummation of this offering. The declaration of this and any other dividends and, if declared, the amount of any such dividend, will be subject to our actual future earnings, capital requirements, regulatory restrictions and to the discretion of our board of directors. For a discussion of the factors that will affect the determination by our board of directors to declare dividends, see "Dividend Policy."
Voting Rights	The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders.
Nasdaq/Pacific Exchange Symbol	"OXPS"
Certain relationships and related transactions
Please read "Certain Relationships and Related Transactions" for a discussion of business relationships between us and related parties and "Underwriting" for a discussion of business relationships between us and the underwriters.
Risk Factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

(1)
Does not include 1,800,000 shares of common stock that may be sold by the selling stockholders if the underwriters choose to exercise in full their option to purchase additional shares. See "Underwriting." Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters' option to purchase additional shares is not exercised.

(2)
Does not include 1,250,000 shares reserved for issuance under our 2005 Equity Incentive Plan and 500,000 shares reserved for issuance under our 2005 Employee Stock Purchase Plan.

Summary Historical Consolidated
Financial and Operating Information

          The following summary consolidated financial and operating data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial information for the years ended December 31, 2001, 2002 and 2003, for the nine months ended September 30, 2003 and as of and for the nine months ended September 30, 2004 set forth below was derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The historical financial and operating information may not be indicative of our future performance.

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Results of Operations
Revenues
Commissions	$1,995	$14,173	$38,088	$24,553	$52,473
Other brokerage related revenue	—	2,751	8,793	5,248	12,932
Interest income	74	340	1,274	826	2,068
Other	13	4	26	16	33

Total revenues	$2,082	$17,268	$48,181	$30,643	$67,506
Expenses
Brokerage, clearing, and other related expenses	$1,108	$5,198	$8,494	$5,871	$10,528
Compensation and benefits	985	2,865	5,037	3,422	7,039
Advertising	503	1,070	2,975	1,850	5,132
Quotation services	210	786	1,984	1,336	2,555
Depreciation and amortization	88	331	770	494	1,160
Other	546	828	1,703	1,035	3,363

Total expenses	3,440	11,078	20,963	14,008	29,777
Income (loss) before income taxes	(1,358)	6,190	27,218	16,635	37,729
Income taxes	—	1,819	10,862	6,692	15,173

Net income (loss)	$(1,358)	$4,371	$16,356	$9,943	$22,556

Net income (loss) per share — basic	$(0.04)	$0.08	$0.30	$0.18	$0.40
Net income (loss) per share — diluted	$(0.04)	$0.08	$0.29	$0.18	$0.39
Weighted average shares — basic	37,500	38,522	40,152	40,009	37,709
Weighted average shares — diluted	37,500	54,809	56,204	55,759	57,226

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
Statistical Data
Number of customer accounts (at period end)(1)	4,759	22,171	57,728	47,881	88,683
Daily average revenue trades ("DARTs")(2)	390	2,830	7,567	6,677	13,086
Customer trades per account (annualized for the interim periods)(3)	41.3	53.2	46.5	48.4	45.0
Average commission per trade	$20.19	$19.80	$19.90	$19.56	$21.33
Option trades as a % of total trades	87.9%	89.7%	79.3%	80.5%	79.5%
Advertising expense per new customer account(4)	$106	$61	$84	$72	$152
	At September 30, 2004
	Actual	As Adjusted(5)
	(in thousands)
Balance Sheet
Cash	$10,489	$52,714
Total assets	30,979	73,204
Long term debt	—	—
Total liabilities	6,701	6,701
Total stockholders' equity	24,278	66,503

(1)
Customer accounts are open, numbered accounts.

(2)
DARTs are total revenue-generating trades for a period divided by the number of trading days in that period.

(3)
Customer trades per account are total trades divided by the average number of total customer accounts during the period. Customer trades are annualized for the periods ending September 30 based on the number of trading days in each such period.

(4)
Calculated based on total new customer accounts opened during the period.

(5)
Reflects the application of net proceeds received by us to cash and the other adjustments described under "Capitalization."

RISK FACTORS

          You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our common stock.

Risks Relating to Our Business

We have a limited operating history upon which to evaluate our performance.

          We commenced doing business in February 2000. Accordingly, we have only a limited operating history upon which you can evaluate our prospects and future performance. Our prospects may be materially adversely affected by the risks, expenses and difficulties frequently encountered in the operation of a new business in a rapidly evolving industry characterized by intense competition.

We may be unable to effectively manage our rapid growth and retain our customers.

          Our rapid growth has placed significant demands on our management and other resources. If our business increases, we may need to expand and upgrade the reliability and scalability of our transaction processing systems, network infrastructure and other aspects of our technology. We may not be able to accurately project the rate, timing or cost of any increases in our business, or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner. Failure to make necessary expansions and upgrades to our systems and infrastructure and maintain our customer service levels could lead to failures and delays, which could cause a loss of customers or a reduction in the growth of our customer base, increased operating expenses, financial losses, additional litigation or customer claims, and regulatory sanctions or additional regulatory burdens.

          In addition, due to our rapid growth, we will need to attract, hire and retain highly skilled and motivated officers and employees. We cannot assure you that we will be able to attract or retain the officers and employees necessary to manage this growth effectively.

We operate in a highly regulated industry and compliance failures could adversely affect our business.

          We operate under extensive regulation, which increases our cost of doing business and is a limiting factor on the operations and development of our business. The Securities and Exchange Commission, or SEC, the NASD, the Chicago Board Options Exchange, Inc., or CBOE, and other self-regulatory organizations, commonly called SROs, and state securities commissions regulate us. Outside the United States, we also may be subject to regulation by securities regulatory authorities in the countries where our customers are located. The securities industry in the United States is subject to extensive regulation covering all aspects of the securities business, including:

  •
  sales methods;

  •
  trade practices;

  •
  use and safekeeping of customer funds and securities;

  •
  capital structure;

  •
  record-keeping;

  •
  financing of customers' purchases; and

  •
  conduct of directors, officers and employees.

          Failure to comply with any of the laws, rules or regulations applicable to us, even inadvertently, could lead to adverse consequences including censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of directors, officers or employees. Any of these adverse consequences could affect our business. It is also possible that any noncompliance could subject us to criminal penalties and civil lawsuits. An adverse ruling against us or our officers or other employees could cause our subsidiaries or our officers and other employees to pay a substantial fine or settlement, and could result in their suspension or expulsion. Any of these events could have a material adverse effect on our business.

Changes in legislation or regulations may affect our ability to conduct our business or reduce our profitability.

          The regulatory environment in which we operate may change. These changes may affect our ability to conduct our business or reduce our profitability. Our activities may be affected not only by legislation or regulations of general applicability, but also by industry-specific legislation or regulations. The SEC, other U.S. or foreign governmental authorities, the NASD or other SROs may adopt new or revised regulations which affect our business. Changes in the interpretation or enforcement of existing laws and rules by those entities may also affect our business. For example, in early 2004, the SEC issued "Concept Release: Competitive Developments in the Options Markets," which addressed recent developments in the options marketplace. The SEC's goal in issuing this concept release is to improve the functioning of the options marketplace for the benefit of the investing public. The SEC has not yet issued any formal statements or proposed changes in response to the comments it has received.

          The SEC is also considering whether to continue to permit "payment for order flow" in the options markets. Payment for order flow is a practice in accordance with which specialists and exchanges pay broker-dealers to route customer orders to them. We benefit from payment for order flow because we earn revenue by directing orders to specific locations. Payment for order flow represented approximately 19% of our revenue for the nine months ended September 30, 2004. Changes to the options marketplace, the primary marketplace in which we conduct business, could, if adopted, materially adversely affect our business. If the SEC or other authorities were to prohibit payment to broker-dealers for order flow, this would decrease our income and materially adversely affect our profitability.

          In addition, we use the Internet as the distribution channel to provide services to our customers. A number of regulatory agencies have recently adopted regulations regarding customer privacy and the use of customer information by service providers. Additional laws and regulations relating to the Internet may be adopted in the future, including regulations regarding the pricing, taxation, content and quality of products and services delivered over the Internet. Complying with these laws and regulations is expensive and time consuming and could limit our ability to use the Internet as a distribution channel.

Servicing customers outside the United States involves special challenges that we may not be able to meet, which could negatively impact our financial results.

          To date, our operations have been limited to physical facilities in the United States, with Internet access to our products from outside the United States. Since our services are available over the Internet in foreign countries and we have customers residing in foreign countries, foreign jurisdictions may claim that we are required to qualify to do business in their country. For example, Canadian authorities have advised us that doing business with Canadian customers requires registration with the applicable authorities. For more information, see "Business — Legal and Administrative Proceedings." We believe that the number of our customers residing outside of the United States will increase over time. We are required to comply with the laws and regulations of each country in which we conduct business, including laws and regulations currently in place or which may be enacted related to Internet services available to their citizens from service providers located elsewhere. Any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction, which could have a material adverse effect on our business, financial condition and operating results. For more information, see "Regulation — Foreign Jurisdictions and Regulation."

          In addition, in the future we may choose to offer foreign securities brokerage services. There are certain risks inherent in doing so. Among other risks, we may face less developed technological infrastructures, less developed automation in exchanges, depositories and national clearing systems, exchange rate fluctuations, increased credit risk and unexpected changes in regulatory requirements, tariffs and other trade barriers. If we choose to do business through an international entity, we may also face barriers to repatriation of foreign earnings. Any of these factors could have a material adverse effect on our future international operations and consequently on our business, financial condition and operating results.

Substantial competition could reduce our market share and harm our financial performance.

          The market for electronic brokerage services is young, rapidly evolving and intensely competitive. We expect the competitive environment to continue in the future. We face direct competition from numerous online and software-based brokerage firms, including Charles Schwab & Co., Inc., E*TRADE Group, Inc., TD Waterhouse Group, Inc., Ameritrade, Inc. and TradeStation Group, Inc. We also encounter competition from the broker-dealer affiliates of established full commission brokerage firms as well as from financial institutions, mutual fund sponsors and other organizations, some of which provide online brokerage services. Some of our competitors have greater financial, technical, marketing and other resources, and have greater name recognition and a more extensive customer base than we do.

          This intense competition has resulted in several trends that may adversely affect our financial condition and results of operation, including the implementation of new pricing strategies, consolidation in the industry and increased emphasis on advertising and promotional efforts. In addition, some of our competitors are actively pursuing a larger share of the options trading market.

          We believe that the general financial success of companies within the online securities industry will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial information and others. These companies may provide a more comprehensive suite of services than we do. We may not be able to compete effectively with our current or future competitors.

Our business is primarily transaction-based, and decreases in trading or other changes in our revenue base could harm our business.

          Our revenues are derived primarily from securities brokerage services, and we expect this business to continue to account for almost all of our revenues. We are directly affected by economic and political conditions, broad trends in business and finance and changes in the conditions of the securities markets in which our customers trade. Over the past several years, volume in the securities market in the United States has fluctuated considerably. During periods of low trading volume, our revenue would be adversely affected. Severe decreases in market prices could also have an impact on our business because of the adverse impact on investor sentiment and losses in investor portfolios. In addition, a portion of our revenue is derived from payment for order flow. By custom in the industry, these cash payments are not the subject of any written agreement. As a result, they could be changed or eliminated at any time. If these payments were to be reduced or eliminated for competitive or other reasons, our business could be materially adversely affected.

Our strong dependence upon revenues derived from commissions from option trades may place us at a competitive disadvantage.

          Our revenue is derived primarily from commissions from options, stock, mutual fund and fixed-income product trades, but option trades represent approximately 79% of our customers' trades. The revenues of some of our major competitors may be more diversified than ours, and they may withstand a downturn in the securities industry better than we could.

If we fail to attract customers in a cost-effective manner, our profitability and growth may be impaired.

          Our profitability and growth depends on increasing our customer base in a cost-effective manner. For the year ended December 31, 2003 and the nine months ended September 30, 2004, we incurred advertising expenses of $3.0 million and $5.1 million, respectively. Although we have spent significant financial resources on advertising and related expenses and plan to continue to do so, there are no assurances that these efforts will be cost-effective at attracting new customers. In particular, we believe that rates for desirable advertising and marketing placements are likely to increase in the foreseeable future, and we may be disadvantaged relative to our larger competitors in our ability to expand or maintain our advertising and marketing commitments. Additionally, filter software programs that limit or prevent our advertisements and other communications from being displayed on or delivered to our current and potential customers' computers are becoming increasingly available. If this type of software becomes widely accepted, it would negatively affect Internet advertising. Finally, our sales and marketing methods are subject to regulation by the CBOE and the NASD. The rules and regulations of these organizations impose specific limitations on our sales methods, including our advertising and payments to non-broker-dealers. If we do not achieve our advertising objectives, our profitability and growth may be impaired.

We are subject to various forms of credit risk, and those risks could have a material adverse effect on our financial situation.

          Through an arrangement with our clearing firms, we extend margin credit and leverage to our customers, which is subject to various regulatory and clearing firm margin requirements. Margin credit is collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a proportional amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of a liquidation. We are also exposed to credit risk when our customers execute transactions, such as short sales of options and equities, that can expose them to risk beyond their invested capital.

          We expect this kind of exposure to increase with growth in our overall business. Because we indemnify and hold harmless our clearing firms from certain liabilities or claims, the use of margin credit, leverage and short sales may expose us to significant off-balance-sheet risk in the event that collateral requirements are not sufficient to fully cover losses that customers may incur and those customers fail to satisfy their obligations. As of September 30, 2004, we had $62.5 million in margin credit extended to our customers through our clearing firms. The amount of risk to which we are exposed from the leverage we extend to our customers and from short sale transactions by our customers is unlimited and not quantifiable as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices.

Our risk management policies and procedures may not be effective and may leave us exposed to unidentified or unexpected risks.

          Our policies, procedures and practices used to identify, monitor and control a variety of risks may fail to be effective. As a result, we face the risk of losses, including losses resulting from firm errors, customer defaults, market movements, fraud and money-laundering. Our risk management methods rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods of managing risk are based on internally developed controls and observed historical market behavior, and also involve reliance on industry standard practices. These methods may not adequately prevent future losses, particularly as they relate to extreme market movements, which may be significantly greater than the historical measures indicate. These methods also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing technical software or hardware failures.

We may suffer losses if our reputation is harmed.

          Our ability to attract and retain customers and employees may be adversely affected to the extent our reputation is damaged. If we fail, or appear to fail, to deal with various issues that may give rise to reputational risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines, and penalties.

Systems failures and delays could harm our business.

          We receive and process trade orders through a variety of electronic channels. Our online trading services are heavily dependent on the integrity of the systems supporting them. Our systems and operations, including our Web servers, and those of our third-party service providers are vulnerable to damage or interruption from human error, sabotage, encryption failures, break-ins, intentional acts of vandalism, earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems and operations, and similar events. Our disaster recovery planning cannot account for all eventualities. In addition, extraordinary trading volumes could cause our computer systems to operate at an unacceptably low speed or even fail. While we have invested significant amounts to upgrade the reliability and scalability of our systems, there can be no assurance that our systems will be sufficient to handle such extraordinary trading volumes.

          Systems failures or delays may occur in the future and could cause, among other things, unanticipated disruptions in service to our customers, slower system response time resulting in transactions not being processed as quickly as our customers desire, decreased levels of customer service and customer satisfaction and harm to our reputation. If any of these events were to occur, we could suffer:

  •
  a loss of customers or a reduction in the growth of our customer base;

  •
  increased operating expenses;

  •
  financial losses;

  •
  litigation or other customer claims; and

  •
  regulatory sanctions or additional regulatory burdens.

          Our business also depends on the continued reliability of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage and our business could be materially adversely affected.

Our networks and those of our third-party service providers may be vulnerable to security risks.

          The secure transmission of confidential information over public networks is a critical element of our operations. Our networks and those of our third-party service providers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our customers' confidential information or cause interruptions or malfunctions in our operations. We or our service providers may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We or our service providers may not be able to implement security measures that will protect against all security risks.

Our inability to protect our intellectual property rights or our infringement of the intellectual property rights of others could adversely affect our business.

          Our success and ability to compete in the online securities industry depends in part upon our technology. Laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might try to reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, allowing competitors to duplicate our products. We may have legal or contractual rights that we could assert against such illegal use, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. We may choose not to enforce or protect our intellectual property rights, depending on our strategic evaluation and judgment regarding the best use of our intellectual property portfolio and the recourse available to us.

          Patents of third parties may have an important bearing on our ability to offer certain of our products and services. Our major competitors as well as other companies and individuals may obtain and may have obtained patents related to the technologies for trading the types of products and providing the services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued and, therefore, we cannot evaluate the extent to which technology concerning our products and services may be covered or asserted to be covered by claims contained in pending patent applications. In general, if one or more of our products or services were found by a court to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing those patents. An adverse ruling arising out of any intellectual property dispute could also subject us to significant liability for damages.

          We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we are unable to obtain licenses with respect to patents held by others, and are unable to redesign our products or services to avoid infringement of any such patents, this could materially adversely affect our business, financial condition and operating results.

          Also, protection may not be available for our other intellectual property. Although we have registered trademarks in the United States, there can be no assurance that we will be able to secure significant protection for these marks. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to adequately protect our marks would have a material adverse effect on the our business, financial condition and operating results.

We will need to introduce new products and services to remain competitive.

          Our future success depends in part on our ability to develop and enhance our products and services. The financial services industry is characterized by rapid technological change and the emergence of new industry standards and practices that could render our existing technology and systems obsolete. There are significant technical and financial risks in the development of new or enhanced products and services, including the risk that we will be unable to effectively use new technologies or adapt our services to emerging industry standards, or develop, introduce and market enhanced or new products and services. In addition, the adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure.

We may make acquisitions, and we may be unable to successfully integrate those acquisitions with our business, impairing our financial performance.

          If appropriate opportunities present themselves, we may acquire businesses, products or technologies that we believe are strategic. If we do succeed in acquiring a business, product or technology, we have limited experience in integrating an acquisition into our business. The process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business, which may harm our business, financial condition or results of operations.

Failure to comply with net capital requirements could adversely affect our business.

          The SEC, the NASD, the CBOE and other SROs have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Our broker-dealer subsidiaries are required to comply with the net capital requirements. If we fail to maintain the required net capital, the SEC could fine us or even suspend or revoke our registration, or the CBOE or NASD could sanction us, including by limiting our growth or expelling us from membership. Any of these actions could have a material adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of our net capital position.

          The net capital requirements also provide that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, commonly called capital withdrawal, if the capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealers.

          As a holding company, we access the earnings of our broker-dealer subsidiaries through receipt of dividends from those subsidiaries. Net capital requirements may limit our ability to access those earnings.

We are dependent on clearing agents including Goldman Sachs Execution & Clearing, L.P. and any failures by them or difficulties in our relationships could materially harm our business.

          We are dependent on Goldman Sachs Execution & Clearing, L.P., or GSEC (formerly known as Spear, Leeds & Kellogg L.P.), a subsidiary of The Goldman Sachs Group, Inc., Legent Clearing, LLC, or Legent, and certain other clearing agents for the orderly processing of transactions. Our principal relationship is with GSEC. We recently entered into that relationship and, as such, could encounter operational and technological difficulties inherent in a new business relationship. In addition, this relationship represents GSEC's initial foray into the retail securities clearing business, which may increase the risk of unforeseen difficulties.

          Our clearing agreements with GSEC, Legent and our other clearing firms may be terminated by any of the parties upon prior written notice. Breaches or termination of these agreements or the clearing firms' agreements with their third-party suppliers could harm our business. Termination of our relationship with GSEC, Legent or any of our other clearing firms could expose us to certain capital reserve requirements and other complex regulatory requirements imposed by federal and state securities laws, which could have a material adverse effect on our business. Moreover, we have agreed to indemnify and hold harmless our clearing firms from certain liabilities or claims, including claims arising from the transactions of our customers, and may incur significant costs as a result.

The loss of or change in our third-party vendors may adversely affect our business.

          We rely on a number of third parties for various services. These include the services of market makers and exchanges to execute customer orders and other third parties for back-office services and other information necessary to run our business, including transaction summaries, data feeds for compliance and risk management, execution reports and trade confirmations. Third-party content providers provide us with all of the financial information, market news, charts, option and stock quotes, research reports and other fundamental data that we offer to customers. Furthermore, we have offsite third-party data center operations that are critical to our business.

          We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of service by any third-party service provider as a result of systems failures, capacity constraints, unanticipated trading market closures or for any other reason, and our inability to make alternative arrangements in a smooth and timely manner, if at all, may have a material adverse effect on our business, financial condition and operating results.

Our exposure to possible litigation could adversely affect our business.

          Because of the extent and complexity of our regulatory environment and the products we offer, many aspects of our business involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action and other suits that generally seek substantial damages, including in some cases punitive damages. Any such litigation brought in the future could have a material adverse effect on our business, financial condition and operating results.

          We also face potential indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement, violation of the securities laws and other claims based upon the third-party content that we distribute online. Computer failures may also result in our widely publishing and distributing incorrect data. Our insurance may not necessarily cover any of these claims or may not be adequate to protect us against all liability that may be imposed. Any such litigation brought in the future could have a material adverse effect on our business, financial condition and operating results.

Losses due to employee or customer fraud could have an adverse effect on our business.

          We are exposed to potential losses resulting from fraud and other misconduct by employees and customers. Employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide from us unauthorized or unsuccessful activities or improperly use confidential information. Customers may engage in fraudulent activities, including fraudulent access to legitimate customer accounts or the use of a false identity to open an account, or the use of forged or counterfeit checks for payment.

          Such types of fraud may be difficult to prevent or detect, and we may not be able to recover the losses caused by such activities. Any such losses could have a material adverse effect on our business, financial condition and operating results.

Procedures and requirements of the Patriot Act may expose us to significant costs or penalties.

          As participants in the financial services industry, our subsidiaries are subject to laws and regulations, including the Patriot Act of 2001, that require that they know their customers and monitor transactions for suspicious financial activities. The cost of complying with the Patriot Act and related laws and regulations is significant. We face the risk that our policies, procedures, technology and personnel directed toward complying with the Patriot Act are insufficient and that we could be subject to significant criminal and civil penalties due to noncompliance. Such penalties could have a material adverse effect on our business, financial condition and operating results. As an online broker with customers worldwide, we may face particular difficulties in identifying our customers and monitoring their activities.

Requirements associated with being a public company will require significant company resources and management attention.

          Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

Risks Relating to an Investment in Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop, which could impede your ability to sell your shares and depress our stock price.

          There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

          Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who might cover our stock;

  •
  conditions or trends in our industry, including trading volumes, regulatory changes or changes in the securities marketplace;

  •
  changes in the market valuations of other companies operating in our industry;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

  •
  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales of our common stock by our directors and officers or our strategic investors.

We will be controlled by our pre-existing investors whose interests may differ from those of other stockholders.

          Upon completion of this offering, our pre-existing investors will collectively own approximately 49,494,306 shares of common stock, or 80.5% of the total shares of common stock outstanding. As a result, these investors will have the ability to control the election of our directors, the appointment of new management and the potential outcome of all matters submitted to a vote of our stockholders, including entering into mergers, the sale of substantially all of our assets and other extraordinary items. See "Certain Relationships and Related Transactions" for a discussion of certain relationships we have with these stockholders. The interests of these investors with respect to such matters could conflict with your interests as holders of our common stock.

Our share price may decline due to the large number of shares eligible for future sale.

          Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the market price of our common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate. See "Shares Eligible for Future Sale" for a discussion of possible future sales of common stock.

          Upon completion of this offering, there will be 61,494,306 shares of common stock outstanding. Of these shares, 12,000,000 shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144. The remaining 49,494,306 shares of common stock available for future sale will be "restricted securities" within the meaning of Rule 144. Of these restricted securities, 8,525,680 shares held by non-affiliates will be freely transferable under Rule 144(k), 38,546,055 shares held by affiliates will be eligible for resale under Rule 144(k), subject to restrictions on sales by affiliates, and the remainder will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case subject to the lock-up provisions described below.

          We have granted certain stockholders the right to require us to register their shares of our new common stock, representing over 39,379,777 shares of our common stock following completion of this offering. Accordingly, the number of shares subject to registration rights is substantial and the sale of these shares may have a negative impact on the market price for our common stock.

          We, our executive officers and directors, and substantially all of our other stockholders have agreed with the underwriters not to dispose of or hedge any of our shares of common stock during the 180-day period following the date of this prospectus without the consent of Goldman, Sachs & Co., except that beginning after the 90th day following the date of this prospectus, each stockholder will be permitted to sell or hedge up to 10% of that stockholder's shares if the average price of our common stock over the 20 consecutive trading days ending on the 72nd day following the date of this prospectus (or, if that day is not a trading day, the preceding trading day) exceeds 120% of the initial public offering price. See "Underwriting" for a further discussion of the lock-up agreements.

Provisions in our charter documents and Delaware law could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our stock.

          Certain provisions of our certificate of incorporation and by-laws, to be effective immediately prior to this offering, may inhibit changes in control of our company not approved by our board of directors or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

  •
  a classified board of directors with staggered terms;

  •
  a prohibition on stockholder action through written consents;

  •
  a requirement that special meetings of stockholders be called only by the board of directors;

  •
  advance notice requirements for stockholder proposals and director nominations;

  •
  limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

  •
  the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

          We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Purchasers of our common stock will experience substantial and immediate dilution in the net tangible book value per share of their investment.

          Prior investors have paid substantially less per share for our common stock than the price in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book value per share of outstanding common stock immediately after this offering. You will incur immediate and substantial dilution of $14.88 per share in the net tangible book value of our common stock as of September 30, 2004 at the initial public offering price of $16.50 per share. You will incur additional dilution if holders of options to purchase or rights with respect to shares of common stock, whether currently outstanding or subsequently granted, exercise the options or rights following this offering. See "Dilution."

We may not pay dividends on our common stock.

          We currently intend to declare quarterly dividends on all outstanding shares of common stock. There can be no assurance, however, as to the amount and frequency of any such dividend or that a dividend will be paid at all due to factors relating to our actual future earnings and capital requirements and to the discretion of our board of directors. See "Dividend Policy."

We will have broad discretion over the use of the proceeds we receive from this offering.

          We will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, we have not allocated these net proceeds for specific purposes. See "Use of Proceeds."

FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You are urged to carefully consider these risks and factors, including those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made, and we undertake no ongoing obligation, other than any imposed by law, to update these statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

          Forward-looking statements include, but are not limited to, the following:

  •
  the statements in "Prospectus Summary — The Offering" and "Dividend Policy" about our intention to pay dividends;

  •
  the statements in "Prospectus Summary — The Offering" and "Use of Proceeds" about the intended use of our proceeds from this offering;

  •
  the statements about future growth in online brokerage accounts, options trading and online options trading and future improvements in the retail online options trading market in "Prospectus Summary — Market Opportunity — Continued Growth in Retail Online Options" and "Business — Market Opportunity — Continued Growth in Retail Online Options;"

  •
  the discussion of the growth opportunity presented by brokersXpress in "Business — brokersXpress;"

  •
  the statements about the maintenance of a competitive advantage and the relative scalability of our systems in "Business — Competition and Pricing;"

  •
  the statements relating to the registration of, and transfers of accounts to, optionsXpress Canada and other potential responses to possible enforcement actions against us by Canadian authorities in "Business — Legal and Administrative Proceedings" and "Regulation — Foreign Jurisdictions and Regulation;"

  •
  the statement in "Management's Discussion and Analysis of Financial Conditions and Results of Operations — Operating Expenses" that on a per trade basis, brokerage, clearing and other related expenses generally decrease as the number of customer trades increase;

  •
  the statements concerning continued financing options in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources;"

  •
  the statements in "Business — Technology Systems and Architecture" regarding scalability of our systems and the cost of increases;

  •
  the statements in "Management — Board of Directors" about the addition of independent directors to our board and committees; and

  •
  all of the statements in "Prospectus Summary — Our Growth Strategy" and "Business — Our Growth Strategy" and related summaries about our plans, goals, intentions, expectations and beliefs, including those concerning customer base expansion; growth of the retail online options market; increased penetration into larger stock, mutual fund and fixed-income markets; expansion into the professional advisor and institutional markets through brokersXpress; and international expansion.

          The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. The safe harbor provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with initial public offerings, including this offering.

USE OF PROCEEDS

          Based upon an initial public offering price of $16.50 per share, we will receive net proceeds from the offering of approximately $75.7 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us. The principal purposes for this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to public equity markets, enhance our ability to incentivize our employees with equity-linked compensation programs and provide increased visibility in a marketplace in which a number of our current and potential competitors are or may become publicly-held companies. A public market for our common stock will also facilitate our use of our common stock as an acquisition currency, although currently we have no plans for specific acquisitions.

          We currently have no specific plans for the use of the net proceeds from this offering and anticipate that we will use such proceeds for general corporate purposes. In addition, we may use a portion of the net proceeds from this offering for acquisitions of complementary businesses, products and technologies. Our management will have broad discretion over how we use the net proceeds from this offering. Pending application of the use of the net proceeds from this offering, we will invest such proceeds in short-term marketable securities.

          We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

          We have paid dividends in the past, we declared a dividend in the first quarter of 2005, and we currently intend to declare quarterly dividends after the completion of this offering on all outstanding shares of common stock. We expect the quarterly dividend initially to be approximately $0.041 per share. The first quarterly dividend will be for the first full calendar quarter following the consummation of this offering.

          The declaration of this and any other dividends and, if declared, the amount of any such dividend, will be subject to our actual future earnings, capital requirements, regulatory restrictions and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon completion of this offering.

          As of September 30, 2004, our pro forma net tangible book value was approximately $22.5 million, or approximately $0.40 per share. "Pro forma net tangible book value per share" represents the amount of our total consolidated tangible assets minus the total consolidated liabilities, divided by the shares of our outstanding common stock on a pro forma basis after giving effect to the mandatory conversion of our Series A preferred stock into shares of common stock. After giving effect to the sale of shares of our common stock in the offering at an initial public offering price of $16.50 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the adjusted pro forma net tangible book value of optionsXpress as of September 30, 2004 would have been approximately $98.2 million, or approximately $1.62 per share of our common stock. This represents an immediate increase in net tangible book value of $1.22 per share to our existing stockholders and an immediate dilution in net tangible book value of $14.88 per share to new investors purchasing shares of common stock at the initial public offering price. If the initial offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively.

          The following table illustrates this dilution on a per share basis:

Initial public offering price per share of common stock		$16.50
Pro forma net tangible book value per share as of September 30, 2004	0.40
Increase in pro forma net tangible book value per share attributable to the sale of common stock in this offering	1.22

Adjusted pro forma net tangible book value per share after giving effect to this offering		1.62

Dilution in net tangible book value per share to new investors(1)		$14.88

(1)
Dilution is determined by subtracting adjusted pro forma net tangible book value per share after giving effect to the offering from the initial public offering price paid by a new investor.

          The following table summarizes the differences between our existing stockholders as of September 30, 2004 and new investors with respect to the number of shares of our common stock issued in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an initial public offering price of $16.50 per share, and deduct estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	55,764,765	91.77%	$7,127,514	8.60%	$0.13
New investors	5,000,000	8.23%	$75,725,000	91.4%	$15.15

Total	60,764,765	100%	$82,852,514	100.00%	$1.36

          The discussion and tables set forth above exclude:

  •
  approximately 1,381,628 shares of our common stock issuable upon the exercise of options and rights outstanding as of September 30, 2004; and

  •
  approximately 1,250,000 additional shares of common stock reserved for future grants under our 2005 Equity Incentive Plan and 500,000 additional shares of common stock reserved for future grants under our 2005 Employee Stock Purchase Plan.

          To the extent outstanding options and rights are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operation plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2004:

  •
  on an actual basis; and

  •
  on a "pro forma as adjusted" basis to reflect the mandatory conversion of our Series A preferred stock into shares of common stock, a dividend of 606,068 shares of our common stock to holders of our common stock in connection with such mandatory conversion, our intended cash dividend to our existing stockholders declared prior to this offering, the sale of shares of our common stock offered by us in the offering at the initial public offering price of $16.50 per share, after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds therefrom to cash.

          You should read this table together with "Certain Relationships and Related Transactions — Dividends," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro forma as Adjusted
	(in thousands, except per share data)
Cash	$10,489	$52,714

Long-term debt	—	—
Equity:
Preferred stock, $0.0001 par value, 75,000 shares authorized, on an actual basis; 18,196 shares of Series A preferred stock issued and outstanding, on an actual basis; 0 shares authorized, issued and outstanding, on a pro forma as adjusted basis	0	—
Common stock, $0.0001 par value, 187,500 shares authorized, on an actual basis; 37,568 shares issued and outstanding, on an actual basis; 250,000 shares authorized, on a pro forma as adjusted basis; 61,494,306 shares issued and outstanding, on a pro forma as adjusted basis	1	2
Additional paid-in capital	2,383	78,107
Retained earnings	21,894	(11,606)
Total stockholders' equity	24,278	66,503

Total capitalization	$24,278	$66,503

SELECTED CONSOLIDATED FINANCIAL DATA

          The following selected consolidated financial and operating data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial information as of and for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 set forth below was derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the year ended December 31, 2000 set forth below was derived from our unaudited condensed consolidated financial statements and related notes, which are not included in this prospectus. The historical financial and operating information may not be indicative of our future performance.

	Year ended December 31,				Nine months ended September 30,
	2000(1)	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Results of Operations
Revenues
Commissions	$2	$1,995	$14,173	$38,088	$24,553	$52,473
Other brokerage related revenue	—	—	2,751	8,793	5,248	12,932
Interest income	2	74	340	1,274	826	2,068
Other	—	13	4	26	16	33

Total revenues	$4	$2,082	$17,268	$48,181	$30,643	$67,506
Expenses
Brokerage, clearing, and other related expenses	$1	$1,108	$5,198	$8,494	$5,871	$10,528
Compensation and benefits	278	985	2,865	5,037	3,422	7,039
Advertising	32	503	1,070	2,975	1,850	5,132
Quotation services	14	210	786	1,984	1,336	2,555
Depreciation and amortization	9	88	331	770	494	1,160
Other	340	546	828	1,703	1,035	3,363

Total expenses	674	3,440	11,078	20,963	14,008	29,777
Income (loss) before income taxes	(670)	(1,358)	6,190	27,218	16,635	37,729
Income taxes	—	—	1,819	10,862	6,692	15,173

Net income (loss)	$(670)	$(1,358)	$4,371	$16,356	$9,943	$22,556

Net income (loss) per share — basic	$(0.02)	$(0.04)	$0.08	$0.30	$0.18	$0.40
Net income (loss) per share — diluted	$(0.02)	$(0.04)	$0.08	$0.29	$0.18	$0.39
Weighted average shares — basic	37,500	37,500	38,522	40,152	40,009	37,709
Weighted average shares — diluted	37,500	37,500	54,809	56,204	55,759	57,226

	Year ended December 31,				Nine months ended September 30,
	2000(1)	2001	2002	2003	2003	2004
Statistical Data
Number of customer accounts (at period end)(2)	20	4,759	22,171	57,728	47,881	88,683
Daily average revenue trades ("DARTs")(3)	4	390	2,830	7,567	6,677	13,086
Customer trades per account (annualized for the interim periods)(4)	12.2	41.3	53.2	46.5	48.4	45.0
Average commission per trade	$17.77	$20.19	$19.80	$19.90	$19.56	$21.33
Option trades as a % of total trades	57.4%	87.9%	89.7%	79.3%	80.5%	79.5%
Advertising expense per new customer account(5)	$1,604	$106	$61	$84	$72	$152
Balance Sheet (at period end, in thousands)
Cash	$14	$1,003	$2,604	$2,777	$6,393	$10,489
Total assets	204	1,843	5,129	9,990	12,108	30,979
Long-term debt	—	387	—	—	—	—
Total liabilities	72	509	2,213	2,011	6,771	6,701
Total stockholders' equity	132	1,334	2,916	7,979	5,337	24,278
Dividends
Dividends declared per share (during the period)	—	—	$0.05	$0.17	$0.14	$0.13

(1)
Represents the period from inception, February 1, 2000 to December 31, 2000.

(2)
Customer accounts are open, numbered accounts.

(3)
DARTs are total revenue-generating trades for a period divided by the number of trading days in that period.

(4)
Customer trades per account are total trades divided by the average number of total customer accounts during the period. Customer trades are annualized for the periods ending September 30 based on the number of trading days in each such period.

(5)
Calculated based on total new customer accounts opened during the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The statements in this discussion regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the "Risk Factors" section. You should read the following discussion together with the section entitled "Risk Factors" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Overview

          We offer a comprehensive suite of brokerage services for stock, mutual fund, option and fixed-income product investors. We have been recognized as offering the leading online retail brokerage platform for the rapidly expanding listed equity options market, based on the quality of our proprietary technology and our customer experience. We opened our first customer account in December 2000. Since that time, we have grown to over 100,000 customer accounts. Our option trades represented approximately 3% of all listed U.S. options volume for the twelve months ended December 31, 2004. We believe this makes us one of the largest retail online options brokers. Our revenue consists primarily of commissions from customers' trades of options, stocks, mutual funds and fixed-income products. Option trades represent approximately 79% of our customers' trades, with approximately 20% coming from stocks and 1% from mutual funds and fixed-income products. We have experienced growth in revenue and market share every year since inception and have been net income and cash flow positive since the first quarter of 2002. We generated $85.0 million of revenue for the twelve months ending September 30, 2004 with $48.3 million of income before income taxes and $29.0 million of net income.

Sources of Revenue

          Our largest source of revenue is commissions earned from our brokerage activities, which is driven largely by our customers' trading activities. Given the early stage of our brokersXpress operation, this revenue currently consists almost entirely of revenue from our optionsXpress retail trading platform. In addition, like other retail brokerage firms, we receive payment for order flow from exchanges and liquidity providers where our customers' orders are routed. By custom in the industry, these cash payments are not the subject of any written agreement. As a result, they could be changed or eliminated at any time. Payment for order flow is included in other brokerage revenue. Commissions and their related clearing costs and payment for order flow are recorded on a trade date basis as transactions occur. Interest income consists of our portion of the income generated by charges to customers on margin balances and customer cash held and invested by our clearing firm, offset by interest paid to customers on their credit balances. Since we are an introducing broker, all customer balances are held by our clearing firm on a fully disclosed basis. Commissions represented 95.8%, 82.1% and 79.1% of our total revenue in 2001, 2002 and 2003, respectively. Other brokerage revenue represented 0%, 15.9% and 18.3% of our total revenue in 2001, 2002 and 2003, respectively.

          The users of our Xecute service are customers who are also subscribers to third-party advisory services, generally referred to as publishers. Our relationships with these publishers consist primarily of the publishers allowing us to place their names on our Xecute service. We may remove these publishers' names from our Xecute service, and they may ask to be removed, at any time. Because the causal link between our Xecute service and the trading activity of our customers is unproven, we cannot reasonably estimate the relative contribution of these publishers' recommendations or our Xecute service to our revenue base. A substantial decrease in the number of these publishers could decrease the total number of orders we receive from customers who use Xecute, which could adversely affect our business.

Operating Expenses

  Brokerage, clearing and other related expenses

          Our largest single expense item is brokerage, clearing and other related expenses, which includes the costs of executing and clearing customer trades. These costs are paid to clearing agents as well as exchanges and third-party broker-dealers. These costs are largely variable with commission revenues. On a per trade basis, these costs generally decrease as our total number of customer trades increase.

  Other Operating Expenses

          Our largest other operating expense is employee compensation and benefits, which includes salaries, bonuses, group insurance, contributions to benefit programs and other related employee costs. Due to the efficiencies created by our technology and brokerage platform, however, our employee compensation expense is a lower percentage of revenue than our major online competitors and traditional, full service brokerage firms. Advertising costs are expensed as incurred, except for the production of broadcast advertising, which is expensed when the first broadcast airs, and includes production and communication of advertising and other marketing activities. Quotation services includes costs paid to exchanges and outside firms to provide securities quotes to our customers. Depreciation and amortization includes depreciation on property and equipment, as well as amortization of capitalized software. Other expenses include lease expenses on office space, data centers, computers and other equipment, telecommunications, postage and news costs, losses for execution errors, customer execution price adjustments, travel expenses and other miscellaneous expenses.

          As a public company, we will be subject to the requirements of the Sarbanes-Oxley Act of 2002, which may require us to incur significant expenditures in the near term to establish systems and hire and train personnel to comply with these requirements. In addition, as a public company, we expect to incur additional costs for external advisors such as legal, accounting and auditing fees. We also may be required, pending the finalization of an exposure draft from the Financial Accounting Standards Board on accounting for stock compensation, to record compensation expense based on the fair value of options issued to employees. Currently, we are only required to record compensation expense to the extent that the fair value of our common stock exceeds the exercise price of the options at the measurement date. For more information, see "— Critical Accounting Policies — Stock-Based Compensation."

Results of Operations

          The following table sets forth our total revenue and consolidated statements of income data for the periods presented as a percentage of total revenue:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
Results of Operations
Total revenues (in thousands)	$2,082	$17,268	$48,181	$30,643	$67,506
Brokerage, clearing, and other related expenses	53.2%	30.1%	17.6%	19.2%	15.6%
Compensation and benefits	47.3	16.6	10.5	11.2	10.4
Advertising	24.2	6.2	6.2	6.0	7.6
Quotation services	10.1	4.6	4.1	4.4	3.8
Depreciation and amortization	4.2	1.9	1.6	1.6	1.7
Other	26.2	4.8	3.5	3.4	5.0
Income (loss) before income taxes	(65.2)	35.8	56.5	54.2	55.9
Income taxes	—	10.5	22.6	21.8	22.5
Net income (loss)	(65.2)	25.3	33.9	32.4	33.4

  Nine Months Ended September 30, 2004 versus Nine Months Ended September 30, 2003

  Overview

          Our improved results for the period reflect the following principal factors:

  •
  total customer accounts increased by 40,802 to 88,683, or 85.2%;

  •
  total trades increased by 1.2 million to 2.5 million, or 96%; and

  •
  average commission per trade increased by $1.77 to $21.33, or 9%.

          A significant factor in the growth of the nine-month period ending September 30, 2004 versus September 30, 2003 was the strength of the overall equity markets in the first quarter of 2004. The result was an extremely strong first quarter followed by more modest growth in the second and third quarters as the markets returned to more typical levels.

  Total revenues

          Our total revenues increased $36.9 million, or 120%, for the nine months ended September 30, 2004 to $67.5 million compared to $30.6 million for the nine months ended September 30, 2003. The increase in total revenues consisted primarily of an increase in brokerage commissions for the nine months ended September 30, 2004 of $27.9 million, or 114%, to $52.5 million compared to $24.6 million for the nine months ended September 30, 2003, and an increase in payments for order flow of $7.7 million, or 146%, for the nine months ended September 30, 2004 to $12.9 million compared to $5.2 million for the nine months ended September 30, 2003. These increases were primarily the result of the rise in the number of trades processed, commission per trade and an increase in customer accounts.

  Brokerage, clearing, and other related expenses

          Brokerage, clearing, and other related expenses increased $4.6 million, or 79%, to $10.5 million for the nine months ended September 30, 2004 from $5.9 million for the nine months ended September 30, 2003. Increased brokerage expenses were primarily due to the execution charges associated with the 96% increase in trades and $1.7 million of non-recurring charges for clearing that began in April 2004 and ended upon conversion to our new clearing agent, GSEC, in September 2004. Without these non-recurring charges, brokerage, clearing and other related charges per trade decreased by 23% primarily due to improved pricing for increased volume.

  Compensation and benefits

          Compensation and benefits expenses increased $3.6 million, or 106%, to $7.0 million for the nine months ended September 30, 2004 from $3.4 million for the nine months ended September 30, 2003. Increased compensation expenses were primarily due to an increase in the number of employees from 67 to 113 and a one-time expense of $0.7 million in connection with a restricted stock grant.

  Advertising

          Advertising expenses increased $3.2 million, or 177%, to $5.1 million for the nine months ended September 30, 2004 from $1.9 million for the nine months ended September 30, 2003. Increased advertising expenses were primarily due to increased print advertising and our trial use of television advertising, which temporarily resulted in a higher advertising expense per new account.

  Quotation services

          Quotation services expenses increased $1.3 million, or 91%, to $2.6 million for the nine months ended September 30, 2004 from $1.3 million for the nine months ended September 30, 2003. Increased quotation services expenses were primarily due to an increase in the use of real-time watch lists and streaming quote products and the 85% increase in customer accounts.

  Depreciation and amortization

          Depreciation and amortization expenses increased $0.7 million, or 135%, to $1.2 million for the nine months ended September 30, 2004 from $0.5 million for the nine months ended September 30, 2003. Increased depreciation and amortization expenses were primarily due to increased capitalized costs relating to the continued development of our brokerage platform and technology infrastructure.

  Other

          Other expenses increased $2.4 million, or 225%, to $3.4 million for the nine months ended September 30, 2004 from $1.0 million for the nine months ended September 30, 2003. Increased other expenses were primarily due to increased technology expenses relating to the increase in size of redundant server networks at multiple locations and related backup communication lines, increased general administrative and professional fee expenses and our registration in Canada.

  Income taxes

          Income taxes increased $8.5 million, or 127%, to $15.2 million for the nine months ended September 30, 2004 from $6.7 million for the nine months ended September 30, 2003. Increased income taxes were primarily due to the 127% increase in income before income taxes.

  Net income

          As a result of the foregoing, we reported $22.6 million in net income for the nine months ended September 30, 2004, as compared to $9.9 million in net income for the nine months ended September 30, 2003, an increase of $12.7 million, or 127%.

  Year Ended December 31, 2003 versus Year Ended December 31, 2002

  Overview

          Our improved results for the period reflect the following principal factors:

  •
  total customer accounts increased by 35,557 to 57,728, or 160%;

  •
  total trades increased by 1.2 million to 1.9 million, or 168%; and

  •
  commission per trade held steady at approximately $20.00 per trade.

  Total revenues

          Our total revenues increased $30.9 million, or 179%, to $48.2 million, for the year ended December 31, 2003 compared to $17.3 million for the year ended December 31, 2002. The increase in total revenues consisted primarily of an increase in brokerage commissions for the year ended December 31, 2003 of $23.9 million, or 169%, to $38.1 million compared to $14.2 million for the year ended December 31, 2002, and an increase in payments for order flow of $6.0 million, or 220%, for the year ended December 31, 2003 to $8.8 million compared to $2.8 million for the year ended December 31, 2002. Revenue growth was driven by the 160% increase in total customer accounts and total trades.

  Brokerage, clearing, and other related expenses

          Brokerage, clearing, and other related expenses increased $3.3 million, or 63%, to $8.5 million for the year ended December 31, 2003 from $5.2 million for the year ended December 31, 2002. Increased brokerage expenses were primarily due to increased trade volume. The per trade cost decreased as a result of volume incentives in our clearing agreement.

  Compensation and benefits

          Compensation and benefits expenses increased $2.1 million, or 76%, to $5.0 million for the year ended December 31, 2003 from $2.9 million for the year ended December 31, 2002. Increased compensation expenses were primarily due to headcount increasing from 49 at December 31, 2002 to 82 at December 31, 2003 to support the growth in our core business.

  Advertising

          Advertising expenses increased $1.9 million, or 178%, to $3.0 million for the year ended December 31, 2003 from $1.1 million for the year ended December 31, 2002. Increased advertising expenses were primarily due to additional online advertising.

  Quotation services

          Quotation services expenses increased $1.2 million, or 152%, to $2.0 million for the year ended December 31, 2003 from $0.8 million for the year ended December 31, 2002. Increased quotations services expenses were primarily due to the increase in the number of accounts.

  Depreciation and amortization

          Depreciation and amortization expenses increased $0.5 million, or 133%, to $0.8 million for the year ended December 31, 2003 from $0.3 million for the year ended December 31, 2002. Increased depreciation and amortization expenses were primarily due to increased capitalized costs relating to the continued development of our brokerage platform and technology infrastructure.

  Other

          Other expenses increased $0.9 million, or 106%, to $1.7 million for the year ended December 31, 2003 from $0.8 million for the year ended December 31, 2002. Increased other expenses were primarily due to added telecommunications and data expense to support the increase in customer accounts and increased general and administrative expenses including professional fees and travel.

  Income taxes

          Income taxes increased $9.1 million, or 497%, to $10.9 million for the year ended December 31, 2003 from $1.8 million for the year ended December 31, 2002. Increased income taxes were primarily due to increased pre-tax income and having exhausted all of our tax loss carry forwards.

  Net income

          As a result of the foregoing, we reported $16.4 million in net income for the year ended December 31, 2003, as compared to $4.4 million in net income for the year ended December 31, 2002.

  Year Ended December 31, 2002 versus Year Ended December 31, 2001

  Overview

          Our improved results for the period reflect the following principal factors:

  •
  total customer accounts increased by 17,412 to 22,171, or 366%;

  •
  total trades increased by 617,000 to 716,000, or 625%; and

  •
  commission per trade decreased slightly to approximately $20.00 per trade.

  Total revenues

          Our total revenues increased $15.2 million to $17.3 million for the year ended December 31, 2002 compared to $2.1 million for the year ended December 31, 2001. The increase in total revenues consisted primarily of an increase in brokerage commissions for the year ended December 31, 2002 of $12.2 million, or 610%, to $14.2 million compared to $2.0 million for the year ended December 31, 2001, and an increase in payments for order flow to $2.8 million for the year ended December 31, 2002. We had no payments for order flow for the year ended December 31, 2001. Revenue growth was driven by the 625% increase in total trades generated in part by a 366% increase in accounts and initiation of payment for order flow.

  Brokerage, clearing, and other related expenses

          Brokerage, clearing, and other related expenses increased $4.1 million, or 369%, to $5.2 million for the year ended December 31, 2002 from $1.1 million for the year ended December 31, 2001. Increased brokerage expenses were primarily due to increased number of trades.

  Compensation and benefits

          Compensation and benefits expenses increased $1.9 million, or 191%, to $2.9 million for the year ended December 31, 2002 from $1.0 million for the year ended December 31, 2001. Increased compensation expenses were primarily due to increasing our headcount from 22 at December 31, 2001 to 49 at December 31, 2002 to support the growth in our core business.

  Advertising

          Advertising expenses increased $0.6 million, or 113%, to $1.1 million for the year ended December 31, 2002 from $0.5 million for the year ended December 31, 2001. Increased advertising expenses were primarily due to increased internet advertising.

  Quotation services

          Quotation services expenses increased $0.6 million, or 274%, to $0.8 million for the year ended December 31, 2002 from $0.2 million for the year ended December 31, 2001. Increased quotation services expenses were primarily due to the increase in the number of accounts.

  Depreciation and amortization

          Depreciation and amortization expenses increased $0.2 million, or 276%, to $0.3 million for the year ended December 31, 2002 from $0.1 million for the year ended December 31, 2001. Increased depreciation and amortization expenses were primarily due to increased capitalized costs relating to the continued development of our brokerage platform and technology infrastructure.

  Other

          Other expenses increased $0.3 million, or 52%, to $0.8 million for the year ended December 31, 2002 from $0.5 million for the year ended December 31, 2001. Increased other expenses were primarily due to added telecommunications and data expense to support the increase in customer accounts and increased managed account fees and travel and registration fees.

  Income taxes

          Income taxes increased to $1.8 million for the year ended December 31, 2002. We had no income taxes for the year ended December 31, 2001 because we had no pre-tax income. We used our 2000 and 2001 net loss carryforwards in 2002.

  Net income

          As a result of the foregoing, we reported $4.4 million in net income for the year ended December 31, 2002, as compared to a $1.4 million net loss for the year ended December 31, 2001.

Quarterly Results

          The following tables set forth selected unaudited consolidated quarterly statement of income data and selected unaudited consolidated operating data for the four quarters ended September 30, 2004. In management's opinion, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such.

	Quarter ended
	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Results of Operations
Total revenues	$17,538	$23,803	$23,986	$19,717
Brokerage, clearing, and other related expenses	2,623	3,102	3,814	3,612
Compensation and benefits	1,614	1,766	2,156	3,117
Advertising	1,126	1,939	1,806	1,387
Quotation services	647	797	913	845
Depreciation and amortization	276	367	375	418
Other	669	596	880	1,887
Income taxes	4,170	6,058	5,585	3,530

Net income	$6,413	$9,178	$8,457	$4,921

Liquidity and Capital Resources

          We have historically financed our liquidity and capital needs primarily through the use of funds generated from operations and the issuance of common stock and Series A preferred stock for general corporate purposes. We plan to finance our future operating liquidity and regulatory capital needs from our earnings. Although we have no current plans to do so, we may issue equity or debt securities or enter into secured lines of credit from time to time.

          As part of our January 2004 stock sale and recapitalization with investment funds affiliated with Summit Partners, we issued approximately 18.2 million shares of Series A preferred stock in exchange for approximately $88.4 million. In conjunction with this recapitalization, our former preferred stockholders converted their preferred stock into shares of common stock. Furthermore, we then redeemed approximately 18.2 million shares of common stock (including a portion of the shares of preferred stock converted into common stock by our former preferred stockholders) for an aggregate amount of approximately $88.4 million.

          As a holding company, we access the earnings of our operating subsidiaries through receipt of dividends from these subsidiaries. Some of our subsidiaries are subject to requirements of the SEC and NASD relating to liquidity and capital standards, which limit funds available for the payment of dividends to the holding company.

          Our broker-dealer subsidiary, optionsXpress, Inc., is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under applicable provisions of this Rule, optionsXpress, Inc. is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $0.25 million, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, it had net capital of approximately $3.42 million and net capital requirements of $0.25 million. The ratio of aggregate indebtedness to net capital at December 31, 2003 was 0.46 to 1.

          Our other broker-dealer subsidiary, brokersXpress LLC, is also subject to Rule 15c3-1 and at December 31, 2003, had net capital of approximately $0.25 million and applicable net capital requirements of $0.05 million.

  Cash Flow

          Cash provided by operating activities was $13.3 million for the year ended December 31, 2003, compared to cash provided by operating activities of $6.0 million for the year ended December 31, 2002 and cash used in operating activities of $1.5 million for the year ended December 31, 2001. The primary reason for the increase in cash provided by operating activities was the increase in the number of trades offset in part by an increase in our receivable from our clearing broker.

          Cash used in investing activities was $1.8 million for the year ended December 31, 2003, compared to cash used in investing activities of $1.2 million and $0.4 million for the years ended December 31, 2002 and 2001, respectively. The increase in cash used in investing activities was primarily the result of increased infrastructure purchased, including furniture and technology, to support our growth.

          Cash used in financing activities was $11.3 million for the year ended December 31, 2003, compared to cash used in financing activities of $3.2 million for the year ended December 31, 2002 and cash provided by financing activities of $2.9 million for the year ended December 31, 2001. In 2003, we redeemed approximately $2.0 million of existing stock from a stockholder. In addition, we paid dividends totaling $9.5 million during the year ended December 31, 2003. In 2002, we paid dividends totaling $2.9 million.

  Capital Expenditures

          Capital expenditures were $1.8 million for the year ended December 31, 2003, compared to $1.2 million and $0.4 million for the years ended December 31, 2002 and 2001, respectively. Capital expenditures for the years ended December 31, 2003, 2002 and 2001, which we capitalized in accordance with Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," primarily related to the development of our technology.

  Summary Disclosures about Contractual Obligations and Commercial Commitments

          The following table reflects a summary of our contractual cash obligations and other commercial commitments at December 31, 2004:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Capital lease obligations	$301	$125	$176	$—	$—
Operating lease obligations	1,407	527	880	—	—
Purchase obligations	1,312	1,108	204	—	—

Total	$3,020	$1,760	$1,260	$—	$—

Critical Accounting Policies

          Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We review our estimates on an on-going basis. We base our estimates on our experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included in this prospectus, we believe the accounting policies that require management to make assumptions and estimates involving significant judgment are those relating to the capitalization of software development and the valuation of stock-based compensation.

  Software

          Costs associated with software developed for internal use are capitalized based on SOP 98-1 and other related guidance. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. Costs incurred in development and enhancement of software that do not meet the capitalization criteria, such as costs of activities performed during the preliminary and post-implementation stages, are expensed as incurred. Costs incurred in development and enhancement that do meet the criteria to capitalize are activities performed during the application development stage such as designing, coding, installing and testing. These capitalized costs are amortized on a straight-line basis over three years. During 2001, 2002 and 2003, we capitalized $0.3 million, $0.5 million and $0.7 million, respectively, of software development costs. In addition, during 2001, 2002 and 2003 we expensed $146, $320 and $319, respectively, for costs associated with software development that did not meet the capitalization criteria.

          The critical estimate related to this process is the determination of the amount of time devoted by employees to specific stages of internal-use software development projects. We utilize a project management tool to assist in validating the underlying estimates used in the determination of time devoted. We review any impairment of the capitalized costs on a periodic basis.

  Stock-Based Compensation

          While we have not adopted the fair value based method of accounting for stock-based compensation related to options under Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," we do make the required pro forma disclosures for the effect on net income (loss) as if the fair market value based method of accounting provided for under SFAS No. 123 had been adopted. These pro forma disclosures are based upon a number of assumptions utilized in a valuation model in determining the appropriate valuation of the fair market value of options on the date of grant.

          The key assumptions used in the valuation model are stock price at date of grant, expected volatility, annual expected dividend yield and expected life of the options granted. The fact that we are private and our stock has not been publicly traded makes this estimation process more subjective than it would be for a public company. In addition, as we have only existed for a short time, we do not have extensive experience on which to base these assumptions. We have utilized assumptions we believe to be reasonable and appropriate.

Market Risk

          We do not have material exposure to interest rate changes, commodity price changes, foreign currency fluctuations or similar market risks other than the effect they may have on trading volumes. Accordingly, we have not entered into any derivative contracts to mitigate such risks. In addition, we do not trade securities for our own account or maintain inventories of securities for sale, and therefore are not subject to equity price risk.

          Through an arrangement with our clearing firms, we extend margin credit and leverage to our customers, which is subject to various regulatory and clearing firm margin requirements. Margin credit is collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a proportional amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of a liquidation. We are also exposed to credit risk when our customers execute transactions, such as short sales of options and equities, that can expose them to risk beyond their invested capital.

          We expect this kind of exposure to increase with growth in our overall business. Because we indemnify and hold harmless our clearing firms from certain liabilities or claims, the use of margin credit, leverage and short sales may expose us to significant off-balance-sheet risk in the event that collateral requirements are not sufficient to fully cover losses that customers may incur and those customers fail to satisfy their obligations. As of September 30, 2004, we had $62.5 million in margin credit extended to our customers through our clearing firms. The amount of risk to which we are exposed from the leverage we extend to our customers and from short sale transactions by our customers is unlimited and not quantifiable as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. Our account level margin credit and leverage requirements meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve.

          We have a comprehensive policy implemented in accordance with SRO standards to assess and monitor the suitability of investors to engage in various trading activities. To mitigate our risk, we also continuously monitor customer accounts to detect excessive concentration, large orders or positions, patterns of day trading and other activities that indicate increased risk to us.

BUSINESS

Business Overview

          We offer a comprehensive suite of brokerage services for stock, mutual fund, option and fixed-income product investors. We have been recognized as offering the leading online retail brokerage platform for the rapidly expanding listed equity options market, based on the quality of our proprietary technology and our customer experience. We were selected by Forbes as "Best of the Web, Favorite Options Site" in 2004, by Barron's as "Best Online Broker" in 2003 and 2004, and by SmartMoney as "Best Discount Broker" in 2004. For the nine-month period ended September 30, 2004, we experienced growth of 120.3% in revenue and 126.8% in pre-tax income compared to the nine-month period ended September 30, 2003.

          Our brokerage platform reflects the combination of our advanced technology and highly-responsive customer service. Our innovative browser-based technology delivers an array of differentiating trading tools, allowing both retail and professional investors to identify, analyze and execute a wide range of investment strategies. Many of these internally developed tools, which enhance our customers' experience, are not available from other online or full service brokers. In addition, our real-time customer service approach, featuring what we call "point of contact resolution" designed to ensure that customer questions are answered quickly and during the initial contact, yields a high degree of customer satisfaction and loyalty.

          Our option trades represented approximately 3% of all listed U.S. options volume for the twelve months ended December 31, 2004. We believe this makes us one of the largest retail online options brokers. Our revenue consists primarily of commissions from customers' trades of options, stocks, mutual funds and fixed-income products. For the nine months ended September 30, 2004 and the three months ended December 31, 2004, our daily average revenue trades, which are our total revenue-generating trades for a period divided by the number of trading days in that period, were approximately 13,100 and 15,100, respectively, compared to approximately 6,700 and 10,500 for the nine months ended September 30, 2003 and the three months ended December 31, 2003, respectively. Option trades represent approximately 79% of our customers' trades, with approximately 20% coming from stocks and 1% from mutual funds and fixed-income products.

          Our business generates strong cash flows and wide margins compared to many of our competitors. Our expense structure is largely variable based on commissions generated and benefits from our relatively low account acquisition cost and loyal customer base. In addition, all of our tools and services are offered online, eliminating the cost of maintaining retail locations. The option trading portion of our business generates a recurring revenue stream because when options expire, investors need to acquire new positions if they wish to stay invested. We have experienced growth in revenue and market share every year since inception and have been net income and cash flow positive since the first quarter of 2002. We generated $85.0 million of revenue for the twelve months ending September 30, 2004 with $48.3 million of income before income taxes and $29.0 million of net income.

          We commenced doing business as optionsXpress, Inc. in February 2000 and opened our first customer account in December 2000. Since that time, we have grown to over 100,000 customer accounts. We formed a holding company, optionsXpress Holdings, Inc., in June 2004 to provide us with the flexibility to, among other things, engage in future acquisitions of complementary businesses, products and technologies.

Market Opportunity — Continued Growth in Retail Online Options

          We believe the retail online options industry is poised for continued, rapid growth. Approximately 15 million households have online brokerage accounts (13% of all U.S. households), although nearly 70% of such households execute fewer than five trades per year. The number of households with online brokerage accounts is forecasted to increase by 11.9% per year to approximately 26 million by 2008 (22% of all U.S. households). The total U.S. listed options market has grown by 22.5% per year over the past 10 years. Despite this growth, it is estimated that only 9% of online accounts are authorized to trade options. We believe that the retail online options trading market will continue to benefit from:

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  investors' increasing familiarity with options trading;

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  increasing liquidity and improved pricing in the market created by additional market participation; and

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  beneficial changes in market structure, including the emergence of fully electronic options exchanges in lieu of traditional floor exchanges.

          In addition, based on our communications with our customers and others in our industry, we believe that there is a growing understanding among investors that options can be used not just for speculation, but as an important tool for long term investing and risk management, utilizing strategies such as:

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  Protective — investors aiming to protect equity portfolios may use options as a hedge, buying puts as protection against unexpected declines in price; and

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  Income generative — investors seeking to gain additional income on their portfolios may sell calls on stock they own, thereby generating income even if the price of the underlying stock does not rise.

Our Competitive Strengths

          Our online brokerage platform is rated as #1 by Forbes, Barron's and SmartMoney. Our customer-driven technology forms the core of our brokerage platform. The tools we develop present complex information in a customizable and easy-to-understand manner for all types and levels of investors. We provide the novice investor with interactive educational tools and a user-friendly web-based interface. We empower the expert investor by integrating advanced analytical tools with cutting-edge position management, order execution and routing technology. In addition, the intuitive and iterative nature of our software encourages all of our users to understand and develop more sophisticated trading strategies over time.

          Our efficient, in-house development capabilities allow us to continuously innovate and improve our platform with frequent enhancements such as:

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  Strategy Scan®.    Strategy Scan enables an investor to transform a trading idea into an executable trade. It accomplishes this by identifying up to three trading opportunities for our customers based upon their bullish, bearish or neutral opinion of a specific stock over a specified time frame. We clearly identify the range of potential gain or loss for each trading opportunity.

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  Xspreads®.    Our Xspreads technology simplifies and expedites the execution of our customers' combination trades. The Xspreads Order BookSM electronically displays customers' orders, thereby creating greater transparency in the market, resulting in increased liquidity for both our customers and the broader marketplace. In addition, Xspreads enables our customers to execute all portions of a combination trade simultaneously, thereby eliminating the risk that all portions will not be executed at the desired price.

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  XecuteSM (patent pending).    We pioneered online auto-trading for the retail investor. Our Xecute product allows our customers who subscribe to specified third-party advisory newsletters and other financial publications to automate the trading of the third-party recommendations. This not only benefits our customers who subscribe to these newsletters, but also makes us the logical brokerage platform for other subscribers to such newsletters.

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  Advanced Order Management (patent applied).    Our software allows our retail customers to automate professional trading strategies involving order sequencing without manual intervention. Our customers are able to enter contingent orders which are executed in accordance with specified time, price or other triggers. A significant advantage of this feature is that our customers do not have to constantly monitor the market in order to execute their orders.

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  Virtual Trading.    Virtual trading provides our customers with a mock trading environment where they can practice strategies and educate themselves without risk, utilizing current market information. This provides our customers with a practical method of gaining real market experience without putting money at risk. Our customers can mock trade almost any strategy involving stocks, options and mutual funds, including spreads, straddles, and covered calls. We believe virtual trading provides our customers with a better environment to learn versus simply studying trading strategies.

  Exceptional Customer Experience and Service

          We have been recognized for our industry-leading customer experience and service. Our website is designed to anticipate the customer's needs. For example, it contains a self-help library of user guides and customer message boards along with well placed definitions and help throughout the platform. Our "point of contact resolution" approach is designed to ensure that customer questions are answered during the initial contact. Customer service is available via live individual web chat, e-mail and telephone. We respond to over 50% of customer inquiries via the Internet, facilitating individualized service in a timely and cost-effective manner. In addition, we continuously use customer feedback to further innovate our website. The result is fewer customer service requests and greater customer satisfaction.

  Innovative Targeted Marketing

          Our marketing strategy has allowed us to build a respected brand. The focus of this strategy is the long-term investor, both novice and expert, rather than the daytrader. Our marketing strategy, based on a mix of grass roots, online and traditional advertising over the Internet, public relations and other targeted forms of media, has enabled us to attract loyal customers at a significantly lower cost per account than our major competitors. For example, we utilize channel partnerships, such as relationships with securities exchanges, options educators, investment publishers, software vendors and financial portals, to distribute our product to new customers. We believe that the rapid growth in our accounts and industry accolades evidence the respected brand we have built.

  Proprietary Web-Based Account Management Software

          To support our trading platform, we have developed scalable web-based software for customer relationship management, order management and management information reporting. Unlike a number of our direct competitors, we developed our account management software to operate in real time, free from internal reliance on legacy and third-party mainframe systems common in the brokerage industry. Our software operates without the traditional middleware used by most brokers to connect to third-party back office systems. The resulting automation, combined with the absence of associated licensing fees, results in significant cost savings and flexibility.

  Experienced, Complementary Management Team

          Led by James A. Gray, our Chairman, David S. Kalt, our Chief Executive Officer, Ned W. Bennett, our Chief Operating Officer, and David A. Fisher, our Chief Financial Officer, we have a strong and dedicated management team with over 65 years of combined experience in the options trading industry, the brokerage industry, the broader financial services industry and the software and Internet technology industry. In addition, we have assembled a knowledgeable and experienced team specializing in all facets of our business, including retail brokerage, institutional sales and trading, risk management, clearing services, back office operations, software development and technology infrastructure.

Our Growth Strategy

  Growing Share of Growing Market — Retail Online Options

          We have generated rapid growth since inception by appealing to the growing retail options market. We aim to continue to expand our customer base by both gaining market share in this market and by accelerating the growth of retail options trading generally. Our strategy for gaining market share includes making effective use of our customer-driven online brokerage platform and implementing our targeted marketing strategy. To accelerate the growth of options trading, we will continue to cultivate new retail options investors by making options trading more intuitive and accessible and through our educational initiatives.

  Increased Penetration in Larger Markets — Retail Online Stocks, Mutual Funds and Fixed-Income Products

          We plan to continue penetrating the much larger stock, mutual fund and fixed-income markets. The key components of our platform that have made us successful in the options markets are also applicable to these other markets. Furthermore, since customers who trade options often trade the underlying securities, we have ample opportunity to cross-sell stocks, mutual funds and fixed-income products. In addition, there are significant opportunities for us to expand into the futures, foreign exchange and other derivative markets where our technology can be easily adapted.

  brokersXpress — Expansion into Professional Advisor and Institutional Markets

          Launched in March 2004, our brokersXpress subsidiary has allowed us to expand beyond the self-directed investor market. brokersXpress offers an extension of our optionsXpress platform geared towards independent registered representatives and registered investment advisors. We offer these professionals a complete, easy-to-set-up account and execution management platform including all of the features of our retail platform. Industry-wide, total assets under management by these professionals have grown at a rate of approximately 19% per year in the last six years to the current level of over $800 billion. While still at an early stage, we aim to continue to expand the distribution of our platform to institutional investors such as hedge funds and money managers.

  International Expansion

          We intend to continue expanding our international customer base through cost-effective targeting of online customers in economically and legally compatible foreign jurisdictions where there is an interest in accessing U.S. markets. We also plan to continue partnering with foreign-registered brokers who want to offer their customers access to U.S. markets.

Our Brokerage Platform

          We have developed an award-winning, comprehensive and technologically advanced, yet easy-to-use brokerage platform. Our software is empowering, efficient and user-friendly:

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  We empower our customers by making accessible cutting-edge position management and order execution technology, advanced analytical tools, education and real-time financial information from any web browser.

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  Our software was designed to ensure an efficient customer experience, beginning with a highly automated account opening process and ending with fast trade execution and thorough, real-time position monitoring.

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  Our user-friendly interface provides interactive real-time views of account balances, positions, profits or losses and buying power to enable our customers to more easily make informed investment decisions. Customers are able to access all features from any web browser without downloading software.

          The end result is a highly customizable platform best represented by our "Three E's" customer-centric approach:

          Our brokerage platform caters to both novice and expert investors. Novice investors are provided with, among other things, both educational and research material and comprehensive customer support all via a customer-friendly interface. Trading features more relevant to expert traders include data streaming, charting services and advanced order services.

  Portfolio Tracking

          Customers have unrestricted online access to a complete listing of all their account activity over the life of the account, including transaction data on the date of purchase, cost basis, current price, current market value and margin balances. Detailed account balance and transaction information includes money market balances, buying power, net market portfolio value, dividends, commissions paid, trade dates, settlement dates, deposits and withdrawals. Brokerage history includes a detailed status of all orders placed, including whether any order is pending or open or has been executed or canceled. There is no limit on how far back a customer is able to obtain data, nor is there a charge for the provision of this service. In addition, customers can synchronize their portfolio and activity with third-party personal financial software, including Microsoft Money, Quicken, Gainskeeper and GreenTrader.

  Integration with Third-Party Investment Software

          The design of our technology allows customers to integrate our execution with third-party investment or analytical software, including e-Signal, Quotracker, Prophet, PowerOptions and Wizetrade. This is a key design feature of our platform and differentiates us from other online trading systems that rely on legacy technologies. Giving the customer access to other technologies allows us to service customers who use complementary analytical software. The design of our technology allows us to easily and cost-effectively private label our website for other financial institutions.

Customer Service

          Our customer service approach, which is embedded in our culture, has been a significant factor in our success. We strive to provide excellent service during the customer's entire investing experience, from education to evaluation to execution to post-trade monitoring.

          Our customer-friendly website contains a self-help library of user guides and customer message boards. For customers requiring more personalized attention, customer service is available via live individual web chat, e-mail and telephone. We have over 60 dedicated customer service employees located in Chicago, Illinois and El Paso, Texas. New customer service employees attend a three-week training program, and we also provide ongoing training for all customer service employees.

          We are responsive to our customers, aiming for a real-time response to all customer inquiries. We respond to over 50% of customer inquiries via the Internet, facilitating individualized service in a timely and cost-effective manner. Customer e-mail inquiries are routed by managers to the appropriate business area for timely and accurate response. Communications with customers are continually reviewed and critiqued for quality assurance. The result is what we call "point-of-contact resolution," which we define as providing each customer with an answer without having to speak to multiple people, repeat the question or call back.

          We also continually update our technology to maximize the customer's experience. Customer questions are tracked and, if repeated, analyzed to determine how best to clarify the point or answer the inquiry during the customer's online experience. This analysis is used to improve and enhance our website.

Marketing

          The goal of our marketing programs is to cost-effectively attract new customers, while further developing the optionsXpress brand. Our marketing targets long-term investors, rather than the daytrader. To employ our marketing strategy, we use a mix of "grass roots," online and traditional advertising. This strategy has enabled us to attract loyal customers at a significantly lower cost per account than our major competitors. We believe that the rapid growth in our accounts and industry accolades evidence the powerful brand we have built.

          Our "grass roots" marketing strategy, which has been crucial to our success, consists of a strategic public and media relations program and channel partnerships. Our public and media relations initiative has been very successful in positioning us as an expert industry resource and broadening our customer base. We use channel partnerships, such as relationships with securities exchanges, options educators, investment publishers, software vendors and financial portals, to distribute our product to new customers. These relationships also allow us to reach existing retail options investors through a source that is familiar to them. In addition, we frequently appear at various industry events, trade conferences and investor clubs. These events further contribute to our "grass-roots" marketing by allowing us to discuss new applications and functionality available to investors on our website in a large forum.

          Our advertising strategy focuses on our unique online trading tools and industry awards we have received. Advertising directs interested prospects to our website for additional information, as opposed to generating primarily telephone-based inquiries. At our website, prospective customers can get detailed information on our services and fees, use an interactive demonstration system, request additional information and complete an account application online. Our advertising is primarily conducted through third-party websites, though we also place print advertisements in a broad range of business, technology and financial publications, including The Wall Street Journal, Barrons, Investors' Business Daily and Forbes. We also advertise on a limited basis on television and on national business radio networks. We believe this component of our advertising strategy has significantly contributed to brand re-enforcement and increased our name recognition in the marketplace.

          As the final step in our marketing process, we improve the conversion rate of prospective customers into funded accounts by mailing registration kits to investors who have registered online. In addition, customers can print a pre-paid Federal Express label at the end of their registration process for easy submission of their applications.

brokersXpress

          Launched in March 2004, brokersXpress enables independent brokers and other investment professionals to enhance their existing capabilities via an extension of our optionsXpress retail platform. brokersXpress provides highly automated account management, stock, options and mutual fund functionality and sophisticated customer support. brokersXpress' core customers are brokers and investment advisors; other customers include professional investors such as hedge funds and investment clubs.

          We believe this business represents a significant growth opportunity as brokersXpress provides access to the non-self-directed retail investor base via financial advisors. Industry-wide, total assets under management by independent registered representatives and registered investment advisors have grown at a rate of approximately 19% per year in the last six years to the current level of over $800 billion. In addition, the number of licensed registered representatives at each of the top 25 independent broker-dealers has grown at an annual rate of approximately 14% over the last five years to over 60,000 representatives today.

Broker-Dealer Operations

  Order Processing

          We receive the vast majority of our customer orders through the Internet. Market orders for exchange-listed securities, other than those with special qualifiers or that are outside of market size limitations, are executed at the National Best Bid and Offer, or NBBO, or better at the time of receipt by the relevant market maker or exchange. Eligible orders are exposed to the marketplace for possible price improvement or enhanced liquidity, subject to the NBBO. Limit orders are executed based on an indicated price and time priority. Market orders for Nasdaq securities, other than those that are outside of market size limitations, are executed at the Best Bid/Offer (inside market) or better at the time of receipt by the relevant market center. Eligible orders are subject to possible price improvement in the marketplace.

          We aim to provide customers with the best execution of each trade, which we define as the fastest fill at the best price. We believe we differentiate ourselves from our major competitors by incorporating our dynamic technology into our order management and execution review process. For example, we have designed monitors that warn us of any instances where an order can be filled on another exchange or the best price was not achieved on a particular trade. These real-time alerts allow us to proactively re-present orders, seek adjustments on orders that were not completed at the best available price, and recognize exchange issues that might warrant a routing change.

  Clearing and Custody

          We introduce accounts to our clearing agents on a "fully disclosed" basis. This means that the clearing agents hold customer cash and equities in accounts unique to each customer, receive and deliver securities after execution, settle and administer transactions, extend credit for margin and leverage, generate customer statements, arrange for or directly provide any related banking services and perform other back-office functions. We do not rely on our clearing agents with respect to the operation of our website, our real-time account, trade and market data, or our execution routing. We reconcile account and trade information with the clearing agents on a daily basis.

          In September 2004, we entered into a clearing agreement with GSEC, a wholly owned subsidiary of The Goldman Sachs Group, Inc., pursuant to which GSEC will act as our primary clearing agent. GSEC is regulated by the New York Stock Exchange, the Options Clearing Corporation, the NASD, the Commodity Futures Trading Commission, or CFTC, and other self-regulatory organizations. We believe that GSEC's financial position and operational capabilities are very strong. We also clear through Legent Clearing, LLC, or Legent. As a clearing broker, GSEC and Legent are subject to SEC and other regulatory requirements, including those imposed by clearing organizations of which it is a member. The financial requirements imposed by such clearing organizations can exceed the financial and other requirements imposed by the SEC.

  Payment for Order Flow

          Payment for order flow occurs when options specialists, market makers, exchanges and other market centers make payments to broker-dealers in return for receiving customer orders. Like other retail brokerage firms, we receive payment for order flow from exchanges and liquidity providers where our customers' orders are routed. Our automatic order routing software ensures that payment for order flow does not affect the routing of orders in a manner detrimental to our customers. In addition, customers can either rely on our automatic order routing or designate where to route their orders. We disclose our payment for order flow policies on our website.

  Margin and Leverage

          We provide eligible customers with the ability to receive margin credit and leverage from our clearing broker. Margin credit involves the use of securities as collateral for a loan from the broker in order to purchase other securities. Leverage involves securing a large potential future obligation with a proportional amount of cash or securities. Margin credit and leverage-related minimum requirements are set by the SEC and SROs.

          We rely on our clearing broker to support the margin credit and leverage needs of our customers. Since we introduce our accounts to a clearing broker, we do not bear the burden of the capital requirements of the customer protection rule. See "Regulation." The clearing broker is responsible for extending and maintaining credit to customers in accordance with applicable regulatory requirements.

          Under the terms of our clearing agreement, we are responsible if a customer defaults on any obligation owed to our clearing broker. As such, we have input into the margin credit and leverage process, we make decisions regarding margin credit and leverage levels, and we are largely responsible for the notification to customers of margin calls. We also take responsibility for supervising the risks associated with leverage and we monitor our customers' margin positions to identify customer accounts that may need additional collateral or liquidation. In general, our minimum margin credit requirements are more stringent than the SEC's and SROs' requirements.

  Supervision and Compliance

          The role of our compliance department is to provide education, supervision, surveillance, mediation and communication review. Many of our employees are NASD-registered principals with supervisory responsibility over options trading or other aspects of our business. In addition, over half of our employees have successfully completed NASD licensing exams required for registered representatives. Each of these employees is trained and responsible for complying with securities regulations.

          Our anti-money laundering screening is conducted using a mix of automated and manual review and has been structured to comply with recent regulations. We collect required information through our new account process and then screen accounts with two third-party databases for the purposes of identity verification and for review of negative information and appearance on the Office of Foreign Assets and Control, Specially Designated Nationals and Blocked Persons lists. Additionally, we have developed proprietary methods for risk control and continue to add upon specialized processes, queries and automated reports designed to identify money laundering, fraud and other suspicious activities.

Technology Systems and Architecture

          We place an emphasis on stability, scalability and survivability in all of our technical architecture. We maintain three production data centers. Each of these centers is capable of serving our website independently in the event of service interruptions to the other two data centers. Each center is also linked to the others via redundant communication to minimize the likelihood of a data center being unable to serve customers. We replicate and synchronize our primary databases, ensuring a current copy of all customer data at each center. Our technology includes encryption and protective features to ensure investor confidence and protect our customers' assets and information. In addition, our servers are load balanced which prevents the failure of a single server or components from having a significant impact on our customers and allows for the easy addition of servers, resulting in the ability to quickly and cost-efficiently scale our platform. Our daily average revenue trades for the nine months ended September 30, 2004 was approximately 13,000, and our largest number of trades in a single day was approximately 29,000, while the current capacity of our software and hardware is approximately 50,000 trades per day. We believe we can double the capacity of our software and hardware to 100,000 trades per day at an approximate one-time cost of $120,000.

Intellectual Property

          We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to proprietary technology.

          The following intellectual property is pending or registered as indicated with the U.S. Patent Trade Office (USPTO):

  •
  Pending Patent: Xecute (Serial no. 10-062,590)
  USPTO patent pending application filing date of January 31, 2002

  •
  Pending Patent: Triggers (Serial no. 60-614,625)
  USPTO patent pending application filing date of September 30, 2004

  •
  Pending Service Mark: Xpress (Serial no. 76-572,924)
  USPTO service mark registration application filing date of January 28, 2004

  •
  Pending Service Mark: Take the Xpress (Serial no. 76-572,923)
  USPTO service mark registration application filing date of January 28, 2004

  •
  Pending Service Mark: brokersXpress (Serial no. 76-600,588)
  USPTO service mark registration application filing date of July 2, 2004

  •
  Registered Mark: Xspreads (Serial no. 2-814,744)
  USPTO issued Certificate of Registration on February 17, 2004

  •
  Registered Mark: Strategy Scan (Serial no. 76-365,415)
  USPTO issued Certificate of Registration on January 21, 2003

  •
  Registered Mark: optionsXpress (Serial no. 76-348-669)
  USPTO issued Certificate of Registration on September 10, 2002

Competition and Pricing

          The market for brokerage services, particularly electronic brokerage services, is rapidly evolving and highly competitive. Our direct competitors in the online marketplace take the form of larger-scale broker-dealers that offer online services, including Charles Schwab & Co., Inc., E*TRADE Group, Inc., TD Waterhouse Group, Inc., Ameritrade, Inc., TradeStation Group, Inc. and smaller "niche-market" online or licensed software-based brokers, including Tradestation and Interactivebrokers. We also encounter competition from full commission brokerage firms including Merrill Lynch, Smith Barney (a division of Citigroup), as well as financial institutions, mutual fund sponsors, including Fidelity, and other organizations, some of which provide online brokerage services.

          We attribute our competitive success to the customer experience we deliver, which results from our advanced technology and superior customer service. Unlike a number of our direct competitors, we developed our platform to operate free from reliance on mainframe systems common in the brokerage industry. Our hardware and software have proven reliable and versatile and we believe they can be expanded more economically than our major competitors' systems. Although competition may increase if the larger-scale online brokers become more aggressive in marketing options, we believe we will maintain a competitive advantage due to the strength and flexibility of our platform.

          We do not use price as a significant basis for competition and do not strive to be a deep-discount broker. We offer what we believe to be a competitive price for the services and tools we provide, although we do not grant free trades or provide other sales incentives involving price, such as 30-day discount commission offers.

          Our options commissions are $1.50 per option contract with a minimum of $14.95. Our commissions on listed and Nasdaq stocks are $14.95 up to and including 1,000 shares and then $0.015 per share for 1,001 shares and above. Active traders who execute more than 35 trades in any quarter receive a discount, such as a minimum commission of $12.95 for 1 to 9 option contracts and $9.95 for up to 1,000 shares of stock. There are no "hidden fees:" no monthly minimum fees; no charges for non-activity; no volume requirements; no postage and handling charges; and no extra fees for placing telephone orders.

          The brokersXpress pricing model has two components: a fixed charge per trade and a percentage of the broker's commissions. Both components are negotiated with each broker and are based on the volume of trades produced.

Employees

          At September 30, 2004, we had 112 full-time and 4 part-time employees. Of these employees, 78 were engaged in brokerage operations, providing trade execution and customer support, 50 of which were licensed brokers, 24 were engaged in technology and development and 14 were engaged in general management, business development, finance, marketing and administration. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be excellent.

Properties

          We lease our corporate headquarters and primary data center, located in Chicago, Illinois. We also lease office space in several cities throughout the United States. The following table sets forth certain information with respect to our facilities:

Location	Space	Principal Usage
Chicago, IL	23,147 sq. feet	Corporate Headquarters
El Paso (Ripley St), TX	6,000 sq. feet	Customer Service Center
El Paso (Granada St), TX	2,200 sq. feet	Office Space
Thousand Oaks, CA	950 sq. feet	Office Space

Legal and Administrative Proceedings

          Many aspects of our business involve substantial risk of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action suits that generally seek substantial damages, including in some cases punitive damages. Like other securities brokerage firms, we have been named as a defendant in law suits and from time to time we have been threatened with, or named as a defendant in, arbitrations and administrative proceedings. Compliance and trading problems that are reported to federal, state and provincial securities regulators, securities exchanges or other self-regulatory organizations by dissatisfied customers are investigated by such regulatory bodies, and, if pursued by such regulatory body or such customers, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.

          We are not, nor are our subsidiaries, currently a party to any litigation that we believe could have a material adverse effect on our business, financial condition or operating results. The NASD, through a number of Wells letters delivered to us, is considering disciplinary action against us for potential violations of NASD Order Audit Trail System reporting rules including failure to maintain adequate procedures and/or supervise. The probability of a finding against us on these pending charges is unknown, and the potential fines or other disciplinary action for these kind of violations of NASD rules varies, but we believe that settlements for such violations range from $10,000 for single violations to $60,000 for settlement of a number of violations. We have responded to or are in the process of responding to these letters and have received no reply.

          In July 2004, the Ontario Securities Commission advised us that it was considering enforcement action against us for conducting business with customers located in Ontario without being registered. If the Ontario Securities Commission or the securities commissions of other Canadian provinces proceed with an enforcement action, we could choose to defend against any allegations relating to violations of Canadian registration requirements, pursue settlement to resolve the matter and/or withdraw completely from doing business in Canada. Based on other brokerage firms settling similar matters with the Ontario Securities Commission, we anticipate that if we choose to settle this matter, we may be required to pay a penalty. We recorded a reserve of $420,000 in the third quarter of 2004, which we believe is a reasonable estimate of our total exposure relating to this issue.

REGULATION

Overview

          Our business and industry are highly regulated. As a matter of public policy, regulatory bodies in the United States are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interest of customers participating in those markets, not with protecting the interests of creditors or stockholders of securities firms such as our broker-dealer subsidiaries. optionsXpress, Inc. is registered as a broker-dealer with the SEC and is a member of the NASD and the CBOE, which serves as its designated examining authority. brokersXpress is also a registered broker-dealer with the SEC and is a member of the NASD, which serves as its designated examining authority. optionsXpress and brokersXpress are also registered in each of the fifty states, the District of Columbia and Puerto Rico. These jurisdictions also regulate our conduct in their respective jurisdictions.

          Broker-dealers are subject to laws, rules and regulations that cover all aspects of the securities business, including:

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  sales methods,

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  trade practices,

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  use and safekeeping of customers' funds and securities,

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  capital structure,

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  record-keeping,

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  financing of customers' purchases and

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  conduct of directors, officers and employees.

          The commodity futures and options industry in the United States is subject to regulation under the Commodity Exchange Act. The CFTC is the federal agency charged with the administration of this act and the related regulations. optionsXpress and brokersXpress are registered with the CFTC as introducing brokers and are members of the National Futures Association, a self-regulatory organization.

Net Capital Rule

          Our broker-dealer subsidiaries are subject to the SEC's Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer. The Net Capital Rule requires that at least a minimum part of a registered broker-dealer's assets be kept in relatively liquid form. In general, net capital is defined as net worth, meaning assets minus liabilities, plus qualifying subordinated borrowings and discretionary liabilities, and less mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively other assets.

          If a firm fails to maintain the required net capital, the SEC and the SROs or other regulatory bodies may suspend the firm or revoke its registration and ultimately could require the firm's liquidation. The Net Capital Rule prohibits the payment of dividends, the redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if the payment would reduce the firm's net capital below required levels.

Foreign Jurisdictions and Regulation

          We and our subsidiaries are not registered with any financial regulatory authorities outside of the United States. While optionsXpress and brokersXpress effect transactions solely in the United States, our customers access our services through the Internet. In any foreign jurisdiction in which we have customers, there is a possibility that a regulatory authority could assert jurisdiction over our activities and seek to subject us to the laws, rules and regulations of that jurisdiction.

          In February 2004, we received an inquiry from the British Columbia Securities Commission regarding whether we were or should be registered as a dealer in Canada. In response to the inquiry, we formed a new subsidiary, optionsXpress Canada, Corp., to register as a dealer in Canada. We have filed for the registration of optionsXpress Canada with the Canadian provincial securities commissions. Once this registration has been completed, optionsXpress Canada will be a member of, and regulated by, the Investment Dealers Association of Canada, a self-regulatory organization, as well as the securities regulators of the various provinces. We intend to transfer accounts of Canadian customers to optionsXpress Canada as soon as optionsXpress Canada is licensed to do business in Canada. We are seeking an exemptive order from the British Columbia Securities Commission and other Canadian securities authorities to permit it to continue to conduct business in Canada. The exemptive order is pending.

          In July 2004, the Ontario Securities Commission, or OSC, advised us that it was considering enforcement action against us for conducting business with customers located in Ontario without being registered. Pending resolution of this matter, we have committed to the OSC not to accept additional Canadian customers absent exemptive relief. For more information, see "Business — Legal and Administrative Proceedings."

          We currently service accounts for customers located in Singapore. We have contacted the securities regulators in Singapore to verify our exemption from the registration requirements in that country. In connection with that inquiry, we have committed to the Singapore regulators that we will not take on additional customers pending their response.

          Accounts for customers located in Canada and Singapore combined represent less than 5% of our total customer accounts as of September 30, 2004.

          The laws, rules and regulations of each foreign jurisdiction differ. In the four jurisdictions other than Canada and Singapore where we have the most foreign customers, we believe we are exempt from registration due to our limited conduct and/or our lack of solicitation in those jurisdictions. In any jurisdiction where we are relying on an exemption from registration, there remains the risk that we could be required to register, and therefore be subject to regulation and enforcement action or, in the alternative, to reduce or terminate our activities in these jurisdictions.

Patriot Act

          Registered broker-dealers traditionally have been subject to a variety of rules that require that they know their customers and monitor their customers' transactions for suspicious financial activities. With the passage of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, broker-dealers are now subject to even more stringent requirements. As required by the Patriot Act, we have established comprehensive anti-money laundering and customer identification procedures, designated an anti-money laundering compliance officer, trained our employees and conducted an independent audit of our program. There are significant criminal and civil penalties that can be imposed for violations of the Patriot Act. For more information, see "Business — Broker-Dealer Operations — Supervision and Compliance."

Advisory Services

          The users of our Xecute service are customers who are also subscribers to third-party advisory services, generally referred to as publishers. Our relationships with these publishers consist primarily of the publishers allowing us to place their names on our Xecute service. We may remove these publishers' names from our Xecute service, and they may ask to be removed, at any time. In addition, we advertise our services on certain publishers' websites, and certain publishers advertise their services through our website or through marketing materials directed at our customers.

          Publishers are not required to be registered with any federal or state regulatory authority as long as they do not provide personal investment advice. If regulatory authorities were to determine that certain of the publishers whose clients are our customers were required to be registered as investment advisers, these publishers could choose to cease doing business or substantially change the manner in which they do business. A substantial decrease in the number of these publishers could decrease the total number of orders we receive from customers who use Xecute, which could adversely affect our business.

MANAGEMENT

Directors and Executive Officers

          Set forth below is information concerning the persons who will be the directors and executive officers of optionsXpress Holdings, Inc. as of the date of the completion of the offering.

Name	Age	Position
James A. Gray	39	Chairman of the Board
David S. Kalt	37	Chief Executive Officer and Director
Ned W. Bennett	62	Chief Operating Officer and Director
David A. Fisher	35	Chief Financial Officer
Thomas E. Stern	58	Chief Administrative Officer
Benjamin Morof	36	Chief Compliance Officer
Christopher J. Dean	31	Director

          Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each person who will serve as a director or executive officer upon consummation of this offering follows.

          James A. Gray has served as our Chairman of the Board since inception and has served as Chairman of the Board of optionsXpress, Inc. since 2000. Mr. Gray also has served as President of G-Bar Limited Partnership, an independent proprietary trading firm, since 1996. Prior to that, Mr. Gray served as the Head of Equity Trading at G-Bar.

          David S. Kalt has served as our Chief Executive Officer since inception and has served as President and Chief Technology Officer of optionsXpress, Inc. from August 2000 to present. From 1998 to 2000, Mr. Kalt served as Chief Technology Officer for TRAMS Inc., a software developer for retail travel agencies. Prior to that, Mr. Kalt served as President of Third Party Solutions, a firm he founded in 1994 that developed technology and other solutions for the travel industry.

          Ned W. Bennett has served as our Chief Operating Officer since inception and has served as Chief Executive Officer of optionsXpress, Inc. from August 2000 to present. From July 1997 to May 1999, Mr. Bennett served in various positions at Dreyfus Brokerage Services, Inc. (Pacific Brokerage Services), including Chief Operating Officer. Prior to that, Mr. Bennett served as the Chief Executive Officer and Chief Operating Officer of publicly-traded ED&F Man International Securities Inc. from December 1994 to July 1997. Mr. Bennett also served as President and Chief Executive Officer of Geldermann Securities, a ConAgra company that he developed into a major clearing firm, from November 1987 to December 1994, when the firm was purchased by ED&F Man International Inc.

          David A. Fisher has served as our Chief Financial Officer since July 2004. From March 2001 to July 2004, Mr. Fisher served as Chief Financial Officer of Potbelly Sandwich Works, a quick service restaurant chain with over 60 units. Prior to that, Mr. Fisher served as Chief Financial Officer and Secretary of Prism Financial Corporation, a publicly-traded, nationwide consumer financial services company, from August 1997 to February 2001. Mr. Fisher is a member of the Illinois Bar.

          Thomas E. Stern has served as our Chief Administrative Officer since inception and has served as Chief Financial Officer of optionsXpress, Inc. since December 2001. Mr. Stern also serves as Chief Financial Officer of brokersXpress LLC. Prior to that, he served as President and Chief Operating Officer of EZ Stocks, Inc., a NASD member firm, from February 2000 to November 2001 and as Senior Managing Director of Regal Discount Securities from January 1999 to January 2000.

          Benjamin Morof has served as our Chief Compliance Officer since inception and has also served as Chief Compliance Officer of optionsXpress, Inc. since January 2002. Mr. Morof also served as Executive Vice President, Operations and Compliance, of optionsXpress, Inc. from October 2000 to December 2001. From August 1996 to September 2000, Mr. Morof served in various positions at ED&F Man International Securities Inc. Mr. Morof is a member of the Illinois Bar.

          Christopher J. Dean has served as one of our directors since inception and has also served as one of the directors of optionsXpress, Inc. since January 2004. Mr. Dean has also served as a Vice President of Summit Partners, a private equity and venture capital firm, since 2001. Prior to that, he attended Harvard Business School from 1999 to 2001 and served as an associate at J.H. Whitney & Co., a venture capital firm, from 1997 to 1999.

          There are no family relationships between any of our executive officers or directors.

Board of Directors

  Composition of the Board of Directors after the Offering

          Our restated certificate of incorporation, which will be in effect immediately prior to this offering, will provide for a classified board of directors consisting of three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2005 for the Class I directors, 2006 for the Class II directors and 2007 for the Class III directors.

          Upon the closing of this offering:

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  our Class I director will be Christopher J. Dean;

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  our Class II director will be David S. Kalt; and

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  our Class III directors will be James A. Gray and Ned W. Bennett.

          Our restated by-laws, which will be in effect immediately prior to this offering, will provide that the authorized number of directors, which will be seven, may be changed by a resolution adopted by at least two-thirds of our directors then in office. Any additional directorships resulting from an increase in number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.

          Upon the completion of this offering, our board of directors will consist of four members. The rules of The Nasdaq National Market require that a majority of our board of directors qualify as "independent" no later than the first anniversary of the completion of the offering. We intend to comply with these requirements and expect to add a total of three additional "independent" directors by the first anniversary of the completion of this offering. Of our current directors, Messrs. Gray and Dean qualify as "independent" under the rules of The Nasdaq National Market.

  Audit Committee

          Upon completion of this offering, we will have an audit committee and, as required by SEC and Nasdaq rules, we intend for the audit committee to have a majority of "independent" directors within 90 days of this offering and to be fully independent within one year of this offering. The audit committee will be responsible for:

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  the appointment, compensation, retention and oversight of the work of the independent auditors engaged for the purpose of preparing and issuing an audit report;

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  reviewing the independence of the independent auditors and taking, or recommending that our board of directors take, appropriate action to oversee their independence;

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  approving, in advance, all audit and non-audit services to be performed by the independent auditors;

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  overseeing our accounting and financial reporting processes and the audits of our financial statements;

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  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  engaging independent counsel and other advisers as the audit committee deems necessary;

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  determining compensation of the independent auditors, compensation of advisors hired by the audit committee and ordinary administrative expenses;

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  reviewing and assessing the adequacy of a formal written charter on an annual basis; and

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  handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our audit committee, which will be posted on our website. Ernst & Young LLP currently serves as our independent accountants.

  Nominating and Corporate Governance Committee

          Upon completion of this offering, we will have a nominating and corporate governance committee and, as required by Nasdaq rules, we intend for the nominating and corporate governance committee to have a majority of "independent" directors within 90 days of this offering and to be fully independent within one year of this offering. The nominating and corporate governance committee will be responsible for:

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  selecting, or recommending to our board of directors for selection, nominees for election to our board of directors;

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  making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members;

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  monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and

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  such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will specifically address the nominations process and will be posted on our website.

  Compensation Committee

          Upon completion of this offering, we will have a compensation committee and, as required by Nasdaq rules, we intend for the compensation committee to have a majority of "independent"

directors within 90 days of this offering and to be fully independent within one year of this offering. The compensation committee will be responsible for:

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  determining, or recommending to our board of directors for determination, the compensation and benefits of all of our executive officers;

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  reviewing our compensation and benefit plans to ensure that they meet corporate objectives;

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  administering our stock plans and other incentive compensation plans; and

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  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Executive Compensation

          The following table presents information regarding compensation paid by us relating to the fiscal year ended December 31, 2004 to our Chief Executive Officer and other executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2004. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

SUMMARY COMPENSATION TABLE

	Annual Compensation		Long Term Compensation
Name and Principal Position	Salary ($)	Bonus ($)	Securities Underlying Options	All Other Compensation ($)
David S. Kalt Chief Executive Officer	227,350	143,517	—	—
Ned W. Bennett Chief Operating Officer	220,150	144,316	—	—
David A. Fisher Chief Financial Officer(1)	131,250	—	117,188	654,144	(2)
Thomas E. Stern Chief Administrative Officer	169,350	75,000	—	—
Benjamin Morof Chief Compliance Officer	165,417	63,300	—	—

(1)
Mr. Fisher has served as our Chief Financial Officer since July 2004.

(2)
Represents a restricted stock grant of 60,938 shares of common stock.

  Stock Option Grants in 2004

          The following table sets forth information regarding stock options granted to the named executive officers during the fiscal year ended December 31, 2004.

Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price Per Share ($/Sh)	Expiration Date
					5%	10%
David S. Kalt	—	—	—	—	—	—
Ned W. Bennett	—	—	—	—	—	—
David A. Fisher	117,188	31.6%	10.73	7/15/14	790,789	2,004,015
Thomas E. Stern	—	—	—	—	—	—
Benjamin Morof	—	—	—	—	—	—

  Option Exercises in 2004 and Year-End Option Values

          The following table sets forth the number of shares of common stock subject to options and the value of such options held by each of our named executive officers as of December 31, 2004. This table assumes a per share price of $16.50, which we estimate to be the fair market value of a share of our common stock on that date.

	Number of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-The-Money Options At Fiscal Year-End ($)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
David S. Kalt	—	18,758	—	291,499
Ned W. Bennett	—	18,758	—	291,499
David A. Fisher	—	117,188	—	837,425
Thomas E. Stern	—	12,503	—	202,174
Benjamin Morof	—	315	—	5,144

Benefit Plans

  2005 Equity Incentive Plan

          Our board of directors plans to adopt and submit to our stockholders for approval our 2005 Equity Incentive Plan (the "Equity Incentive Plan"), which will be effective immediately prior to this public offering. The Equity Incentive Plan is designed to enable us to attract, retain and motivate our directors, officers, associates and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company.

          Administration.    The Equity Incentive Plan will be administered by the compensation committee of our board of directors. Our board may, however, at any time resolve to administer the Equity Incentive Plan. Subject to the specific provisions of the Equity Incentive Plan, the compensation committee is authorized to select persons to participate in the Equity Incentive Plan, determine the form and substance of grants made under the Equity Incentive Plan to each participant, and otherwise make all determinations for the administration of the Equity Incentive Plan.

          Participation.    Individuals who will be eligible to participate in the Equity Incentive Plan will be directors (including non-employee directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.

          Type of Awards.    The Equity Incentive Plan will provide for the issuance of stock options, restricted stock, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.

          Available Shares.    An aggregate of 1,250,000 shares of our common stock will be reserved for issuance under the Equity Incentive Plan, subject to annual automatic increases and certain other adjustments reflecting changes in our capitalization. If any grant under the Equity Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the Equity Incentive Plan. The Equity Incentive Plan will provide that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of 20% of the total number of shares authorized for issuance under the Equity Incentive Plan.

          Option Grants.    Options granted under the Equity Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options, as the compensation committee may determine. The exercise price per share for each option will be established by the compensation committee, except that in the case of the grant of any incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock then outstanding, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.

          Terms of Options.    The term during which each option may be exercised will be determined by the compensation committee, but if required by the Internal Revenue Code and except as otherwise provided in the Equity Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee will determine the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Internal Revenue Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.

          Amendment of Options and Amendment/Termination of Plan.    The board of directors or the compensation committee generally will have the power and authority to amend or terminate the Equity Incentive Plan at any time without approval from our stockholders. The compensation committee generally will have the authority to amend the terms of any outstanding award under the plan, including, without limitation, the ability to reduce the exercise price of any options or to accelerate the dates on which they become exercisable or vest, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code, under provisions of Section 422 of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the committee, the Equity Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the Equity Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives therefore granted under the Equity Incentive Plan.

  2005 Employee Stock Purchase Plan

          Our board of directors plans to adopt and submit to our stockholders for approval our 2005 Employee Stock Purchase Plan. The purpose of the plan is to provide an incentive for our employees (and employees of our subsidiaries designated by our board of directors) to purchase our common stock and acquire a proprietary interest in us.

          Administration.    A committee designated by our board will administer the plan. The plan vests the committee with the authority to interpret the plan, to prescribe, amend, and rescind rules and regulations relating to the plan, and to make all other determinations necessary or advisable for the administration of the plan, although our board of directors may exercise any such authority in lieu of the committee. In all cases, the plan will be required to be administered in such a manner as to comply with applicable requirements of Rule 16b-3 of the Securities Exchange Act of 1934 and Section 423 of the Internal Revenue Code.

          Eligibility and Participation.    As of the date of this offering, each person who is employed either by us or by one of our designated subsidiaries and is expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year, automatically will be enrolled in the plan. Persons who subsequently become employed by us or one of our designated subsidiaries will be eligible once they have completed three months of service, provided they are expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year.

          Options to Purchase/Purchase of Shares.    Each participant will be granted an option to purchase shares of our common stock at the beginning of each 6-month "offering period" under the plan, on each "exercise date," during the offering period. Exercise dates generally will occur on each June 30 and December 31. Participants will purchase the shares of our common stock through after-tax payroll deductions, not to exceed 15% of the participant's total base salary. No participant may purchase more than $25,000 of common stock in any one calendar year. The purchase price for each share will generally be the fair market value of a share on the first day of the offering period or the fair market value on the exercise date. If a participant's employment with us or one of our designated subsidiaries terminates, any outstanding option of that participant also will terminate.

          Share Reserve.    500,000 shares of our common stock will be reserved for issuance over the term of the plan, subject to certain other adjustments reflecting changes in our capitalization. If any option to purchase reserved shares is not exercised by a participant for any reason, or if the option terminates, the shares that were not purchased shall again become available under the plan.

          Amendment and Termination.    Our board or the committee generally will have the power and authority to amend the plan from time to time in any respect without the approval of our stockholders. However, no amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulation, including Rule 16b-3 under the Securities Exchange Act of 1934, Section 423 of the Internal Revenue Code, or any listing requirement of the principal stock exchange on which our common stock is then listed. Additionally, except as otherwise specified in the plan, no amendment may make any change to an option already granted that adversely affects the rights of any participant. The plan will terminate at the earliest of the tenth anniversary of its implementation, the time when there are no remaining reserved shares available for purchase under the plan, or an earlier time that our board may determine.

  2001 Equity Incentive Plan

          We currently maintain an equity incentive plan pursuant to which our management may, at its discretion, grant eligible employees, directors, independent contractors or consultants restricted stock or options to purchase up to 3,750,000 shares of our common stock. In general, one-third of the options become exercisable on the first anniversary date following the grant, and one-thirty-sixth of the options become exercisable on each of the succeeding 24 monthly anniversaries of the first anniversary date. All options expire ten years after the date of the grant. Upon effectiveness of the 2005 Equity Incentive Plan, no further grants will be made under the 2001 Equity Incentive Plan.

          At September 30, 2004, options to purchase up to 1,381,628 shares of our common stock were outstanding, with 341,460 vested.

          Based on our management's estimate, the fair market value at the date of grant for options granted during the nine months ended September 30, 2004 was $951,109. The fair market value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The model takes into account the stock price and exercise price at the grant date and the assumptions set forth in Note 11 to the Audited Consolidated Financial Statements for the nine months ended September 30, 2003 and 2004.

Employment Agreements

          We entered into employment agreements with David S. Kalt and Ned W. Bennett. Each of the employment agreements provides that the executive will serve with us in his current position until his employment is terminated by either party upon written notice. Under the employment agreements, Messrs. Kalt and Bennett will receive:

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  an annual base salary, which may be increased from time to time by the compensation committee, of:

Name	Position(s)	Annual Base Salary
David S. Kalt	Chief Executive Officer	$250,000
Ned W. Bennett	Chief Operating Officer	$250,000
  •
  an annual bonus to be determined by the compensation committee; and

  •
  employee benefits applicable to senior level executives.

          If we terminate an executive's employment without cause or if he resigns with good reason, he will be entitled to receive his base salary for a period of twelve months following his termination. If an executive's employment is terminated by us for cause or if he resigns without good reason, dies or becomes disabled, he will be entitled to receive his base salary through the date of termination. Each executive is subject to confidentiality, non-compete and non-solicitation provisions of the agreements. The non-compete and non-solicit provisions of the agreements remain in effect until the later of January 15, 2007, or one year following the executive's termination. In addition, we have the option to extend the non-compete and non-solicitation periods for up to 24 additional months, subject to certain conditions.

          We have also entered into an employment agreement with David A. Fisher. The agreement provides that Mr. Fisher will serve as Chief Financial Officer until his employment is terminated by either party upon written notice. Under this agreement, Mr. Fisher will receive an annual base salary, subject to increase, of $300,000, an annual bonus to be determined by the compensation committee, a one time bonus of $200,000 payable after January 1, 2005, and employee benefits applicable to senior level executives. The agreement also contains severance provisions generally comparable to those applicable to Messrs. Kalt and Bennett and a non-compete, non-solicitation provision lasting for one year after Mr. Fisher's termination. In connection with his employment, Mr. Fisher also received an option grant covering 117,188 shares of common stock at an exercise price of $10.73 per share and a restricted stock grant of 60,938 shares of common stock. The employment agreement also provides that upon consummation of an initial public offering, Mr. Fisher will receive an additional option grant covering 30,000 shares of common stock at an exercise price equal to the price of the common stock sold to the public in that offering.

Director Compensation

          Following this offering, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to us. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants. In addition, Mr. Gray, the chairman of our board of directors, is a party to a retention agreement that provides him with an annual retainer of $167,000. The other material terms of Mr. Gray's retention agreement are substantially similar to the terms of those agreements described under "— Employment Agreements."

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between the board or directors or the compensation committee of any other company.

Director and Officer Indemnification and Limitation on Liability

          Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of optionsXpress, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of optionsXpress or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

          Furthermore, we have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide our executive officers and directors with further indemnification to the fullest extent permitted by the Delaware General Corporation Law.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock: (1) immediately prior to the consummation of the offering; and (2) as adjusted to reflect the sale of the shares of common stock in this offering by:

  •
  each person that is a beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all directors and named executive officers as a group; and

  •
  each of the selling stockholders.

          Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 56,494,306 shares of common stock outstanding as of the date of this prospectus, assuming the conversion of all outstanding shares of Series A preferred stock into common stock, and 61,494,306 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Certain selling stockholders are affiliates of broker-dealers (but are not broker-dealers). Each such broker-dealer affiliate purchased the securities reflected in this table as being owned by it in the ordinary course of business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute those securities. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o optionsXpress Holdings, Inc., 39 South LaSalle Street, Suite 220, Chicago, Illinois 60603.

	Number of Shares Owned Prior to the Offering**				Number of Shares Owned After the Offering***
			Number of Shares Offered
Name and Address of Beneficial Owner
	Number	%	Number	%	Number	%
	(shares in thousands)
Directors, named executive officers and stockholders owning more than 5%
Summit Partners(1)	18,329	32.4	4,500	8.0	13,829	22.5
G-Bar Limited Partnership(2)	16,734	29.6	1,000	1.8	15,734	25.6
James A. Gray(3)	20,320	36.0	1,300	2.3	19,020	30.9
David S. Kalt(4)	3,356	5.9	—	—	3,356	5.5
Ned W. Bennett(5)	3,526	6.2	350	*	3,176	5.2
Thomas E. Stern	90	*	—	—	90	*
David A. Fisher	62	*	—	—	62	*
Benjamin Morof	105	*	10	*	95	*
Christopher J. Dean	—	—	—	—	—	—
All directors and named executive officers as a group	27,459	48.6	1,660	2.9	25,799	42.0
Other Selling Stockholders
Arthur S. Nusbaum Revocable Trust(6)	325	*	60	*	265	*
Dain Rauscher Inc. F/B/O Dr. Arnold Morof IRA(7)	118	*	12	*	106	*

Alex Dzekhtser	26	*	2	*	24	*
John R. Anderson Revocable Trust(8)	2,225	3.9	113	*	2,112	3.4
Vlad Karpel	217	*	15	*	202	*
Kirpet Co.(9)	354	*	260	*	94	*
Kelly Kovas	4	*	0	*	4	*
Lee E. Tenzer Flite Trust(10)	1,286	2.3	191	*	1,095	1.8
Rodrigo Levy	499	*	75	*	424	*
Matthew Gray Revocable Trust(11)	384	*	6	*	378	*
Rita Medina	2	*	0	*	2	*
Michael A. Simon Revocable Trust(12)	172	*	14	*	158	*
Stephen Papale	43	*	3	*	40	*
Tony Parello	23	*	1	*	22	*
Kim Pavlovsky	19	*	1	*	18	*
Philip R. F. Danley Jr. Trust(13)	249	*	28	*	221	*
Sean C. Sullivan Living Trust(14)	237	*	14	*	223	*
Lee Silver	335	*	38	*	297	*
Joe Stavitzke	8	*	1	*	7	*
Ken Strote	4	*	1	*	3	*
Rosa Vazquez	1	*	0	*	1	*
Pavel Zeldin	75	*	6	*	69	*

*
Less than 1%.

**
Assumes all outstanding shares of Series A preferred stock were converted to common stock.

***
Assumes underwriters have not exercised their option to purchase additional shares; gives effect to the dividend of shares of common stock to holders of our common stock in connection with the Series A preferred stock conversion.

(1)
Represents 12,423 shares held by Summit Ventures VI-A, L.P., 5,181 shares held by Summit Ventures VI-B, L.P., 258 shares held by Summit VI Advisors Fund, L.P., 397 shares held by Summit VI Entrepreneurs Fund, L.P. and 70 shares held by Summit Investors VI, L.P. (such entities collectively referred to as "Summit Partners"). Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners, L.P., through a three-person investment committee composed of certain of the members of Summit Master Company, LLC, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey, Robert V. Walsh and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(2)
Represents shares owned directly or indirectly by G-Bar Limited Partnership ("G-Bar"). Avrum Gray has the power to vote and/or dispose of these shares. James A. Gray is the President of G-Bar. Avrum Gray and James A. Gray each disclaim beneficial ownership of these shares.

(3)
Includes 16,734 shares held by G-Bar of which Mr. Gray is the President and 3,586 shares held by the JG 2002 Delta Trust in which Mr. Gray is the trustee. He disclaims beneficial ownership of such shares.

(4)
Includes 210 shares held by the David S. Kalt Family Trust and 210 shares held by the Susan Simon Kalt Family Trust.

(5)
Includes 197 shares held by the Delaware Charter Guarantee & Trust Company F/B/O Ned Bennett IRA in which Mr. Bennett is the trustee and 1,981 shares held by Whiskey Golf Investments LP and 1,321 shares held by Whiskey Golf Investments II LP. He disclaims beneficial ownership of such shares.

(6)
Arthur S. Nusbaum, as trustee, has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

(7)
Arnold Morof has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

(8)
John R. Anderson, as trustee, has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

(9)
Jeffrey N. Sime, as partner, has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

(10)
William H. Myers, as trustee, has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

(11)
Matthew Gray, as trustee, has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

(12)
Michael A. Simon, as trustee, has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

(13)
Philip R. F. Danley, Jr., as trustee, has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

(14)
Sean C. Sullivan, as trustee, has the power to vote and/or dispose of these shares. He disclaims beneficial ownership of these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Purchase and Recapitalization Agreement

          On December 17, 2003, we entered into a stock purchase and recapitalization agreement with investment funds affiliated with Summit Partners, G-Bar Limited Partnership, JG 2002 Delta Trust, David S. Kalt, Ned W. Bennett, Delaware Charter Guarantee & Trust Company F/B/O Ned Bennett IRA and certain other stockholders pursuant to which, on January 15, 2004, we issued approximately 18.2 million shares of Series A preferred stock in exchange for approximately $88.4 million. In conjunction with this recapitalization, our former preferred stockholders converted their preferred stock into shares of common stock. Furthermore, we then redeemed approximately 18.2 million shares of common stock (including a portion of the shares of preferred stock converted into common stock by our former preferred stockholders) for an aggregate amount of approximately $88.4 million. In addition to the stock redemption amount, we paid dividends totaling approximately $7.0 million to our common stockholders in connection with the transactions contemplated by the stock purchase and recapitalization agreement.

Stockholders Agreement

          On January 15, 2004, we entered into a stockholders agreement with Summit Partners and substantially all of our other stockholders. The agreement governs the size and composition of our board of directors and board committees. The agreement also generally restricts the transfer of shares of common stock and granted certain stockholders rights of first refusal in connection with any proposed transfer by other stockholders and upon an issuance of new securities by us, subject to certain exceptions. All of the foregoing provisions of the stockholders agreement terminate upon the consummation of this offering.

          The stockholders agreement also provides for our stockholders to be "locked-up" from selling additional securities in the periods surrounding certain registered public offerings. This provision survives the consummation of this offering.

Registration Agreement

          On January 15, 2004, we entered into a registration agreement with Summit Partners and certain other stockholders, including G-Bar Limited Partnership, JG 2002 Delta Trust, David S. Kalt and Ned W. Bennett. Upon consummation of this offering, the agreement entitles both the holders of a majority of Summit Partners' and holders of a majority of the other stockholders' securities to two registrations on Form S-1 or any similar long-form registration statement and an unlimited number of registrations on Form S-2 or S-3 or any similar short-form registration statement, so long as the aggregate value of the securities to be registered on any short-form is at least $5 million. The agreement prohibits us from granting other registration rights with respect to our equity securities without the prior written consent of the holders of a majority of Summit Partners' securities, except that we may grant registration rights if they are subordinate to those of Summit Partners. The registration agreement grants piggyback registration rights with respect to all other registrations proposed by us (except for demand registrations or registrations on a Form S-4, S-8 or successor forms). We will pay all expenses related to demand and piggyback registrations.

          The registration agreement also provides for us and our stockholders to be "locked-up" from selling additional securities in the periods surrounding certain registered public offerings. We have also agreed to indemnify the parties to the agreement in connection with all registrations pursuant to this agreement against liabilities under the Securities Act.

Investor Rights Agreement; Management Rights Agreement

          On January 15, 2004, we entered into an investor rights agreement and management rights agreement with Summit Partners. The investor rights agreement grants Summit Partners certain information rights with respect to our financial and other information, as well as reasonable access to our properties, to consult with our directors, management and independent accountants and to inspect our corporate and financial records. The agreements also contain certain other affirmative and negative covenants that will terminate upon the consummation of this offering.

Restricted Stock Agreement

          We entered into amended and restated restricted stock agreements with James A. Gray, David S. Kalt and Ned W. Bennett as of January 15, 2004. The agreements restrict the ability of the executives to transfer or pledge their restricted shares, subject to certain exceptions. We may be obligated to repurchase the executives' restricted shares in certain circumstances prior to the third anniversary of the agreements. Upon the consummation of this offering, these agreements will terminate.

Dividends

          We declared and paid dividends totaling approximately $7.0 million to our common stockholders during the year ended December 31, 2004 in connection with the transactions contemplated by the stock purchase and recapitalization agreement described above in "— Stock Purchase and Recapitalization Agreement." In the first quarter of 2005, prior to the completion of this offering, we declared a cash dividend totaling $33.5 million to all common and preferred stockholders.

Clearing Agreements

          Please see "Underwriting" for a description of our clearing agreement with GSEC, an affiliate of Goldman, Sachs & Co.

DESCRIPTION OF CAPITAL STOCK

General Matters

          Prior to this offering, we had common stock and Series A preferred stock outstanding. Contingent upon consummation of this offering, all outstanding shares of Series A preferred stock will be mandatorily converted into shares of common stock. As of December 31, 2004, after giving effect to this conversion, we had 55,885,740 shares of common stock outstanding, held by 85 holders of record.

          Pursuant to our amended and restated certificate of incorporation, our authorized capital stock will consist of 325,000,000 shares, each with a par value of $0.0001 per share, of which:

  •
  250,000,000 shares will be designated as common stock, 61,494,306 shares of which will be outstanding as of the consummation of the offering; and

  •
  75,000,000 shares will be designated as preferred stock.

          All of our existing stock is, and the shares of common stock being offered by us in the offering will be, upon payment therefor, validly issued, fully paid and nonassessable.

New Common Stock

          Set forth below is a brief discussion of the principal terms of our common stock:

  Dividend Rights

          Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see "Dividend Policy."

  Voting Rights

          Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders.

  Preemptive or Similar Rights

          Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

  Right to Receive Liquidation Distributions

          Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

  Listing

          The common stock has been approved for trading on Nasdaq and the Pacific Exchange, Inc. (for trading on the ArcaEx) under the symbol "OXPS."

Serial Preferred Stock

          Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration Rights

          We have entered into a registration rights agreement pursuant to which we have agreed to register shares of our common stock received by our stockholders prior to this offering. For a description of our obligations under this agreement, see "Certain Relationships and Related Transactions — Registration Agreement."

Anti-takeover Effects of our Certificate of Incorporation and By-laws

          Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

          These provisions include:

  Classified Board

          Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the by-laws. Our certificate of incorporation and the by-laws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by two-thirds of our directors then in office. Upon completion of the offering our board of directors will have four members.

  Action by Written Consent; Special Meetings of Stockholders

          Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our president, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

  Advance Notice Procedures

          Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

  Super-Majority Approval Requirements

          The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

  Authorized but Unissued Shares

          Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

          Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

          Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Transfer Agent and Registrar

          Continental Stock Transfer & Trust Company will be appointed as the transfer agent and registrar for our common stock upon completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Upon completion of the offering there will be 61,494,306 shares of common stock outstanding, excluding approximately 1,268,993 shares of common stock underlying outstanding stock options and rights. Of these shares, the 12,000,000 shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933 (unless held or acquired by an "affiliate," as that term is defined in Rule 144). Of the remaining 49,494,306 shares, 8,525,680 shares held by non-affiliates will be freely transferable under Rule 144(k), 38,546,055 shares held by affiliates will be eligible for resale under Rule 144(k), subject to restrictions on sales by affiliates, and the remainder will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case subject to the lock-up provisions described below.

Lock-Up Agreements

          In connection with this offering, we, our executive officers and directors, and substantially all of our other stockholders have agreed with the underwriters not to dispose of or hedge any of our shares of common stock during the 180-day period following the date of this prospectus without the consent of Goldman, Sachs & Co., except that beginning after the 90th day following the date of this prospectus, each stockholder will be permitted to sell or hedge up to 10% of that stockholder's shares if the average price of our common stock over the 20 consecutive trading days ending on the 72nd day following the date of this prospectus (or, if that day is not a trading day, the preceding trading day) exceeds 120% of the initial public offering price. See "Underwriting" for a further discussion of the lock-up agreements.

Rule 144

          In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 608,857 shares after the closing of this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

          Under paragraph (k) of Rule 144, persons who are not our affiliate at any time during the 90 days preceding a sale and who have beneficially owned the shares proposed to be sold for at least two years are entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

          In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Options

          In addition, as of September 30, 2004, employee stock options to purchase and rights with respect to a total of approximately 1,381,628 shares of common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable under our stock option plan. That registration statement automatically becomes effective upon filing. As a result, when the options or rights are exercised, such shares issuable on exercise thereof will be freely tradable under the Securities Act, except that any shares purchased by "affiliates," as that term is defined in Rule 144, would be subject to limitations and restrictions that are described above. For a discussion of key terms of the company's equity incentive plan and stock option plans, see "Management — Benefit Plans."

Registration Rights

          Beginning 180 days after the date of this offering, holders of approximately 39,379,777 restricted shares of our common stock will be entitled to registration rights described above. For more detailed information regarding these registration rights, see "Certain Relationships and Related Transactions — Registration Agreement." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by "affiliates," as that term is defined in Rule 144, immediately upon the effectiveness of such registration.

MATERIAL UNITED STATES TAX CONSEQUENCES

          The following is a discussion of the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion only addresses tax considerations for beneficial owners of our common stock that hold our common stock as a "capital asset," within the meaning of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to specific beneficial owners of our common stock in light of their particular circumstances or to beneficial owners of our common stock subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons deemed to sell our common stock under the constructive sale provisions of the Code). This discussion does not address any U.S. state and local or non-U.S. tax considerations relating to the acquisition, ownership and disposition of our common stock.

          As used in this discussion, the term "U.S. Holder" means a beneficial owner of our common stock that is a U.S. person and is not a partnership for U.S. federal income tax purposes. A U.S. person means a person that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of the source thereof; or

  •
  a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that are treated as domestic trusts.

          The term "Non-U.S. Holder" means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes. If a partnership, or other entity treated as a partnership for U.S. federal income tax purposes, owns our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership.

          You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

U.S. Holders

Dividends

          If you are a U.S. Holder, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. If you are a corporate U.S. Holder, you may qualify for a dividends received deduction, and if you are a non-corporate U.S. Holder, dividends paid to you on or before December 31, 2008 will generally be taxed at a reduced maximum marginal tax rate. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in our common stock and thereafter as gain from a sale or exchange of our common stock. Such gain generally will be long-term capital gain if your holding period in our common stock is more than one year at the time of the distribution.

Gain on Disposition of Common Stock

          If you are a U.S. Holder, you generally will recognize gain or loss upon the sale or exchange of our common stock equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) your adjusted tax basis in our common stock. Such gain or loss generally will be long-term capital gain or loss if your holding period in our common stock is more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate taxpayers are generally taxed at a reduced maximum marginal tax rate. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

          In general, payments made on our common stock and proceeds from the sale or other disposition of our common stock may be subject to backup withholding. In general, backup withholding will apply to a non-corporate U.S. Holder if such U.S. Holder:

  •
  fails to furnish, under penalties of perjury, its taxpayer identification number, or TIN (which for an individual is the holder's social security number);

  •
  furnishes an incorrect TIN;

  •
  is notified by the IRS that it has failed to properly report payments of interest and dividends; or

  •
  under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and is a U.S. person and has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, or otherwise fails to comply with applicable requirements of the backup withholding rules.

          Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required procedures are followed.

          A U.S. Holder will also be subject to information reporting with respect to payments on our common stock and proceeds from the sale or other disposition of our common stock, unless such U.S. Holder is a corporation or other exempt recipient and appropriately establishes such exemption.

Non-U.S. Holders

Dividends

          Subject to the discussion below, if you are a Non-U.S. Holder of common stock, distributions, if any, made out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes. To the extent distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. See "— Gain on Disposition of Common Stock" below. Dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or certain other requirements are met.

          If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

          If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-United States person; and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

"Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

          If you are a corporate Non-U.S. Holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

          If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States;

  •
  you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

  •
  we are or have been a United States real property holding corporation for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or your holding period in our common stock. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) you did not hold, directly or indirectly, more than five percent of our common stock during the shorter of (x) the five-year period preceding the disposition or (y) your holding period in our common stock; and (b) our common stock is "regularly traded on an established securities market."

          If you are a corporate Non-U.S. Holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

          We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

          Common stock held by a Non-U.S. Holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

          Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

          Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

          Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States under certain circumstances. You should consult your own tax advisors with respect to the circumstances under which U.S. information reporting requirements may apply. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

          Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished timely to the U.S. Internal Revenue Service.

UNDERWRITING

          The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	7,080,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,100,000
Raymond James & Associates, Inc.	1,380,000
William Blair & Company, L.L.C.	840,000
Sandler O'Neill & Partners, L.P.	600,000

Total	12,000,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,800,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                          additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$1.155	$1.155
Total	$5,775,000	$5,775,000
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$1.155	$1.155
Total	$8,085,000	$10,164,000

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.695 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

          The company, its executive officers and directors, and substantially all of its other stockholders have agreed with the underwriters not to dispose of or hedge any of their shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the consent of Goldman, Sachs & Co. Notwithstanding this limitation, each executive officer, director and stockholder will be able to dispose of or hedge up to

10% of that person's shares of common stock any time after the date 90 days after the date of this prospectus if the average of the closing price of our common stock during the averaging period described below exceeds 120% of the initial public offering price. The averaging period for the purposes of the 90-day restriction consists of the 20 consecutive trading days ending on the 72nd day following the date of this prospectus (or, if that day is not a trading day, the preceding trading day).

          There has been no public market for the shares. The initial public offering price has been negotiated among the company and the representative. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, have been the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          The common stock has been approved for trading on The Nasdaq National Market and the Pacific Exchange, Inc. (for trading on the ArcaEx) under the symbol "OXPS."

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

          At our request, the underwriters are reserving up to 600,000 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends of the company. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

          Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

          The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          Because the company's broker-dealer subsidiaries are NASD members, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. will receive $10,000 from the company as compensation for such role.

          The underwriters will not execute sales in discretionary accounts in connection with this offering without the prior specific written approval of the customer.

          The company estimates that the total expenses of the offering will be approximately $1.0 million, excluding underwriting discounts and commissions and net of a $600,000 reimbursement by the underwriters of a portion of the expenses.

          The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In addition, GSEC, which is wholly owned by The Goldman Sachs Group, Inc., the parent of Goldman, Sachs & Co., will serve as clearing firm for substantially all of our customers' trades under a standard clearing arrangement.

VALIDITY OF THE COMMON STOCK

          The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois and for the underwriters by Sullivan & Cromwell, LLP, New York, New York.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, and at September 30, 2003 and 2004 and for the nine months ended September 30, 2003 and 2004, as set forth in their reports. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

          Upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet website at http://www.sec.gov. After the offering, we expect to provide annual reports to our stockholders that include financial information reported on by our independent public accountants.

          We have filed a registration statement on Form S-1 with the SEC. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of optionsXpress, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet website.

INDEX TO FINANCIAL STATEMENTS

optionsXpress, Inc.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
    optionsXpress, Inc.

          We have audited the accompanying consolidated statements of financial condition of optionsXpress, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of optionsXpress, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Chicago, Illinois
September 13, 2004, except as to Note 17 as to which the date is January 26, 2005.

optionsXpress, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year ended December 31
	2001	2002	2003
Revenues
Commissions	$1,995	$14,173	$38,088
Other brokerage related revenue	—	2,751	8,793
Interest income	74	340	1,274
Other	13	4	26

Total revenues	2,082	17,268	48,181
Expenses
Brokerage, clearing, and other related expenses	1,108	5,198	8,494
Compensation and benefits	985	2,865	5,037
Advertising	503	1,070	2,975
Quotation services	210	786	1,984
Depreciation and amortization	88	331	770
Other	546	828	1,703

Total expenses	3,440	11,078	20,963

Income (loss) before income taxes	(1,358)	6,190	27,218
Income taxes	—	1,819	10,862

Net income (loss)	$(1,358)	$4,371	$16,356

Earnings per common share
Basic	$(0.04)	$0.08	$0.30
Diluted	(0.04)	0.08	0.29
Weighted average number of common shares
Basic	37,500	38,522	40,152
Diluted	37,500	54,809	56,204

See accompanying notes.

optionsXpress, Inc.

Consolidated Statements of Financial Condition

(In thousands, except per share data)

	December 31
	2002	2003
Assets
Cash	$2,604	$2,777
Receivable from brokers	873	4,370
Fixed assets (net of accumulated depreciation and amortization of $424 and $776, respectively)	1,131	2,207
Security deposits	273	293
Other assets	248	343

Total assets	$5,129	$9,990

Liabilities and stockholders' equity
Accounts payable and accrued liabilities	$700	$1,354
Current income taxes payable	1,288	212
Deferred income tax liabilities	225	445

Total liabilities	2,213	2,011
Stockholders' equity
Convertible preferred stock, $0.0001 par value; 2002 — 18,750 shares authorized, 14,300 issued and outstanding; 2003 — 75,000 shares authorized, 13,800 issued and outstanding	0	0
Common stock, $0.0001 par value, 187,500 shares authorized; 2002 — 39,937 issued and outstanding, 2003 — 40,701 issued and outstanding	1	1
Additional paid-in capital	3,464	1,626
Retained earnings (accumulated deficit)	(549)	6,352

Total stockholders' equity	2,916	7,979

Total liabilities and stockholders' equity	$5,129	$9,990

See accompanying notes.

optionsXpress, Inc.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands, except per share data)

			Series A Convertible Preferred Stock
	Common Stock					Retained Earnings (Accumulated Deficit)
					Additional Paid-In Capital
	Shares	Amount	Shares	Amount			Total
Balance, January 1, 2001	37,500	$1	—	$—	$801	$(669)	$133
Net loss	—	—	—	—	—	(1,358)	(1,358)
Issuance of convertible preferred stock	—	—	11,863	—	2,172	—	2,172
Issuance of convertible preferred stock and warrants	—	—	2,437	—	488	—	488
Subscriptions receivable	—	—	—	—	(100)	—	(100)

Balance, December 31, 2001	37,500	$1	14,300	$—	$3,361	$(2,027)	$1,335
Net income	—	—	—	—	—	4,371	4,371
Dividends declared	—	—	—	—	—	(2,893)	(2,893)
Warrants exercised	2,437	—	—	—	3	—	3
Subscriptions received	—	—	—	—	100	—	100

Balance, December 31, 2002	39,937	$1	14,300	$—	$3,464	$(549)	$2,916
Net income	—	—	—	—	—	16,356	16,356
Dividends declared	—	—	—	—	—	(9,455)	(9,455)
Convertible preferred stock redeemed	—	—	500	—	(2,000)	—	(2,000)
Options exercised	764	—	—	—	162	—	162

Balance, December 31, 2003	40,701	$1	13,800	$—	$1,626	$6,352	$7,979

See accompanying notes.

optionsXpress, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31
	2001	2002	2003
Operating activities
Net income (loss)	$(1,358)	$4,371	$16,356
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	88	331	770
Deferred income taxes	—	225	220
Changes in operating assets and liabilities:
(Increase) decrease in:
Receivable from brokers	(25)	(848)	(3,498)
Security deposits	(252)	81	(20)
Other assets	(35)	(45)	(95)
Increase (decrease) in:
Accounts payable and accrued liabilities	50	579	654
Current income taxes payable	—	1,288	(1,076)

Net cash provided by (used in) operating activities	(1,532)	5,982	13,311
Investing activities
Purchases and development of computer software	(352)	(586)	(1,002)
Purchases of fixed assets	(75)	(457)	(843)
Purchase of exchange membership	—	(160)	—

Net cash used in investing activities	(427)	(1,203)	(1,845)
Financing activities
Exercise of stock options	—	3	162
Redemption of convertible preferred stock	—	—	(2,000)
Dividends paid	—	(2,893)	(9,455)
Subscriptions received	—	100	—
Repayment of subordinated borrowings	—	(488)	—
Issuance of convertible preferred stock and warrants	2,560	—	—
Proceeds from subordinated borrowings	388	100	—

Net cash provided by (used in) financing activities	2,948	(3,178)	(11,293)

Net increase in cash	989	1,601	173
Cash, beginning of year	14	1,003	2,604

Cash, end of year	$1,003	$2,604	$2,777

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$330	$11,729
Interest paid	—	14	—

See accompanying notes.

optionsXpress, Inc.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

1. Basis of Presentation and Nature of Operations

Basis of Presentation

          The consolidated financial statements include the accounts of optionsXpress, Inc., bX Holdings LLC, and brokersXpress LLC (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

          The Company follows United States generally accepted accounting principles including certain accounting guidance used by the brokerage industry.

Nature of Operations

          optionsXpress, Inc. is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") and the Chicago Board Options Exchange. Prior to the 2004 restructuring discussed in Note 16, optionsXpress, Inc. wholly owned bX Holdings LLC. bX Holdings LLC wholly owns brokersXpress LLC. Both bX Holdings LLC and brokersXpress LLC were formed in March 2003. The Company provides internet-based options and stock brokerage services to retail customers located throughout the United States and the world. The Company clears all customer transactions through a clearing broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Commissions

          The Company derives commission revenues from retail customer transactions in options, equity, mutual fund and fixed income securities. Commission revenues and related clearing costs are recognized on a trade date basis.

Other Brokerage Related Revenue

          The Company receives payment for order flow from exchanges and liquidity providers where its customers' orders are routed. Payment for order flow is accrued when earned based on trades generating such payments.

Interest Income

          Interest income consists primarily of the Company's portion of the income generated by charges to customers on margin balances and customer cash held and invested by the Company's clearing firm, offset by interest paid to customers on their credit balances.

Fixed Assets

          Fixed assets consist of furniture, equipment, leasehold improvements and computer software. Fixed assets are carried at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over three years. Leasehold improvements are depreciated on a straight-line basis over three years.

          The Company capitalizes costs associated with software developed for internal use based on Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and other related guidance. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. Cost incurred in development and enhancement of the software that does not meet the capitalization criteria is expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years. The Company reviews any impairment of the capitalized costs on a periodic basis.

Security Deposit

          Security deposits include both the deposits made for the Company's offices, and the escrow deposit with the Company's clearing agent. Any interest on these deposits is accrued as earned.

Advertising

          Advertising costs are incurred for the production and communication of advertising, as well as other marketing activities. The Company expenses the cost of advertising as incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

Earnings (Loss) Per Share

          Basic earnings (loss) per share ("EPS") is computed using the two-class method which allocates earnings to common stock and participating preferred stock according to dividends declared and participation rights in undistributed earnings. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, except when the assumed exercise or conversion would have an anti-dilutive effect on EPS.

Stock-Based Compensation

          In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to require more prominent disclosures in annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The additional disclosures of SFAS No. 148 are required for interim periods and fiscal years ending after December 15, 2002.

          As permitted in SFAS No. 123 and 148, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the Company, utilizing the intrinsic value-based method of accounting, recognizes no compensation expense related to employee stock options as long as options are granted with an exercise price equal to, or greater than, the fair market value of the underlying common stock on the date of grant as determined by management.

          The following table illustrates the effect on the Company's reported net income (loss) and earnings (loss) per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year ended December 31,
	2001	2002	2003
Net income (loss), as reported	(1,358)	$4,371	$16,356
Deduct — Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	24	55	93

Pro forma net income (loss)	(1,382)	4,316	16,263
Less: Income allocable to preferred stock	—	1,168	4,251

Pro forma net income (loss) allocable to common stockholders	(1,382)	$3,148	$12,012

Income (loss) per share:
Basic, as reported	$(0.04)	$0.08	$0.30
Basic, pro forma	(0.04)	0.08	0.30
Diluted, as reported	(0.04)	0.08	0.29
Diluted, pro forma	(0.04)	0.08	0.29

          The underlying assumptions to these fair value calculations are discussed in Note 10.

Income Taxes

          The Company files a consolidated income tax return. Deferred income tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Fair Value of Financial Instruments

          Financial Accounting Standards Board ("FASB") Statement No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated statements of financial condition. Management estimates that the fair value of financial instruments recognized in the consolidated statements of financial condition (including cash, receivables, payables and accrued liabilities) approximates their carrying value.

Use of Estimates

          The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions regarding capitalization of internally developed software and other matters affecting the consolidated financial statements and the accompanying notes for the years presented. Actual results could differ from management's estimates.

Recent Accounting Developments

          In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN No.45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires disclosures to be made for obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions apply to guarantees issued or modified after December 31, 2002. The Company adopted the requirements effective 2003. Adoption of FIN No. 45 did not have a material effect on the Company's consolidated financial statements.

3. Receivable from Brokers

          Amounts receivable from brokers consisted of the following at December 31:

	2002	2003
Receivable:
Net settlement with clearing broker	$538	$2,222
Order flow receivable from brokers	335	2,148

	$873	$4,370

          The net settlement with clearing broker represents amounts due from commissions earned, a portion of the margin interest on customer balances held at the clearing broker, and interest income earned on Company balances held at the clearing broker.

4. Fixed Assets

          Fixed assets, including leasehold improvements and capitalized software development costs, consisted of the following at December 31:

	2002	2003
Computer software	$1,035	$1,620
Computer equipment	405	1,123
Office furniture	52	118
Leasehold improvements	43	67
Miscellaneous	20	55

	1,555	2,983
Less: Accumulated depreciation and amortization	424	776

	$1,131	$2,207

          As of December 31, 2001, 2002 and 2003, the accumulated amortization related to internally developed software was $84, $308 and $294, respectively.

          At December 31, 2002 and 2003, a standby letter of credit for $70 was issued on behalf of the Company to a leasing company for an office furniture lease.

5. Commitments, Contingencies and Guarantees

Commitments and Contingencies

          The Company leases office space and equipment under non-cancelable operating lease agreements that expire on various dates through April 30, 2009. Future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

Years ended December 31:
2004	$378
2005	356
2006	317
2007	300
2008	320
Thereafter	110

$1,781

          The Company has the right to terminate the primary office space lease, which expires in April 2009, annually with the payment of a penalty of up to $90. Rental expense for the office space during the years ended December 31, 2001, 2002 and 2003, totaled approximately $75, $116 and $218, respectively.

          The Company enters into agreements to purchase public relations, telecommunications and data services from various service providers. These agreements expire on various dates through

November, 2005. The fixed and determinable portions of these obligations are $887 and $584 for 2004 and 2005, respectively.

          Expense incurred related to these service agreements during the years ended December 31, 2001, 2002 and 2003 totaled approximately $32, $93 and $502.

          The Company is subject to pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the disposition of such outstanding legal actions will not have a material adverse effect on the financial position or results of operations of the Company.

Guarantees

          Under the terms of a clearing agreement with Legent Clearing LLC ("Legent"), the Company introduces its customers' accounts to Legent who, as a clearing broker, clears and carries all customer account activity. As such, the Company is required to guarantee the performance of its customers in meeting their contractual obligations. The Company has agreed to indemnify the clearing broker for losses that it may sustain for the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing broker, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, when necessary. The Company believes that it is unlikely that it will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnification have been recognized. As of December 31, 2003, the Company had $52,000 in credit extended to its customers through its clearing firm. The amount of risk to which it is exposed from the leverage it extends to its customers and from short sale transactions by its customers is unlimited and not quantifiable since the risk would be dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. The Company's account level margin credit and leverage requirements meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve.

          As described in Note 16, on September 13, 2004, the Company entered into an agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC") whereby GSEC will replace Legent as the Company's primary clearing broker.

6. Other Assets

          Other assets consisted of the following at December 31:

	2002	2003
Exchange membership	$160	$160
Prepaid expenses	80	144
Other	8	39

	$248	$343

7. Accounts Payable and Accrued Liabilities

          Accounts payable and accrued liabilities consisted of the following at December 31:

	2002	2003
Accrued employee compensation	$518	$841
Accounts payable	130	370
Other accrued expenses	52	143

	$700	$1,354

8. Capitalization

Preferred Stock and Warrants

          At December 31, 2001, 2002 and 2003, the Company had 75,000 shares of $0.0001 par value convertible preferred stock authorized. Of the authorized shares, 18,750 were designated as Series A Convertible Preferred. At December 31, 2001 and 2002, the Company had 14,300 shares of convertible preferred stock issued and outstanding. At December 31, 2003, the Company had 13,800 shares of convertible preferred stock issued and outstanding. The convertible preferred stock has the same voting and dividend rights as the common stock and a preference value in liquidation of the greater of $0.20 per share, or the amount each stockholder would receive if the convertible preferred stock was converted into common stock immediately prior to liquidation. The convertible preferred stock is convertible to common stock at any time on a share for share basis.

          In January 2001, the Company issued 10,613 shares of Series A convertible preferred stock at $0.20 per share, reallocating $200 of amounts previously paid by a common stockholder in excess of its pro rata share. In December 2001, the Company made a pre-emptive rights offering to current stockholders to purchase units for $3, consisting of one share of convertible preferred stock, one warrant to purchase common stock at $0.01, and a subordinated note for $1.50. Convertible preferred stock of 2,437 shares, 2,437 warrants, and subordinated notes of $488 were subscribed. At December 31, 2001, subscriptions of approximately $100 were yet to be received. These subscriptions were received during January and February of 2002. In December 2001, the Company also sold 1,250 shares of convertible preferred stock at $0.20 per share to its clearing broker.

Stock Repurchase

          On October 28, 2003, the Company repurchased 500 shares of Series A Convertible Preferred Stock owned by Legent, its clearing broker, for $2,000. The stock was retired, and the amount in excess of par value was charged to additional paid-in capital.

Common Stock

          At December 31, 2001, 2002 and 2003, the Company had 187,500 shares of $0.0001 par value common stock authorized. Of the authorized common stock, 37,500, 39,937 and 40,701 shares were issued and outstanding, at December 31, 2001, 2002 and 2003, respectively. In each of the three years, the executives of the Company held 15,000 of these shares under restricted stock agreements. These shares are restricted from being sold, assigned, transferred, pledged, gifted, or otherwise disposed of until designated by the Company or the Company issues to the public as part of a qualified initial public offering.

          The Company, in the event of termination, death, or disability, has the right, but not the obligation, to purchase these shares at fair market value, as defined in the agreement. If the termination is for cause, the purchase price would be substantially less.

Dividends

          The Company has declared and paid dividends totaling $2,893 and $9,455 during the years ended December 31, 2002 and 2003, respectively, to all preferred and common stockholders of record.

          Dividends per share for each class of shares was as follows:

	2001	2002	2003
Convertible preferred stock:
March 31	—	—	$0.02
June 30	—	—	0.05
September 30	—	$0.03	0.07
December 31	—	0.02	0.03
Common stock:
March 31	—	—	$0.02
June 30	—	—	0.05
September 30	—	$0.03	0.07
December 31	—	0.02	0.03

9. Employee Benefit Plan

          The Company maintains a 401(k) savings plan covering all eligible employees. The Company may make discretionary contributions to the plan. No such Company contributions were made during the years ended December 31, 2001, 2002 and 2003.

10. Equity Incentive Plan

          The Company maintains an equity incentive plan (the Plan) whereby management may, at its discretion, grant eligible employees, directors, independent contractors or consultants of the Company restricted stock or options to purchase up to 3,750 shares of the Company's common stock. In general, one-third of the options become exercisable on the first anniversary date following the grant, and one thirty-sixth of the options become exercisable on each of the succeeding 24 monthly anniversaries of the first anniversary date. All options expire ten years after the date of the grant. The following table summarizes the activities of the Plan for the years ended December 31, 2001, 2002 and 2003:

	2001		2002		2003
	Number of options	Weighted Average exercise price	Number of options	Weighted Average exercise price	Number of options	Weighted Average exercise price
Outstanding, January 1	—	$—	1,095	$0.17	2,156	$0.25
Granted to employees	1,238	0.17	1,204	0.31	735	1.38
Exercised by employees	—	—	—	—	764	0.21
Forfeited by employees	143	0.17	143	0.21	176	0.20
Outstanding, December 31	1,095	0.17	2,156	0.25	1,951	0.69
Exercisable, December 31	—	—	522	0.17	538	0.25
Available for future grant, December 31	2,655	—	1,594	—	1,035	—
Weighted-average remaining life (years)	9.4	—	8.9	—	8.6	—

          The following table summarizes the options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price
$0.17	450	$0.17	7.5 years	284	$0.17
0.33	766	0.33	8.5 years	254	0.33
0.96	641	0.96	9.3 years	—	—
3.33	71	3.33	9.8 years	—	—
7.14	23	7.14	9.9 years	—	—

	1,951		8.6 years	538

          SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures for the effect on net income (loss) as if the fair market value based method of accounting provided for under SFAS No. 123 has been adopted. Such disclosures are determined through the use of an option-pricing model and are included in Note 2.

          Based on management's estimate, the fair market value of options granted at the date of grant during the year ended December 31, 2001, 2002 and 2003, was $133, $237 and $284, respectively. The fair market value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The model takes into account the stock price and exercise price at the grant date and the following assumptions at December 31:

	2001	2002	2003
Risk-free interest rate	4.58%	2.63%	3.27%
Expected volatility	100%	100%	37%
Annual dividend yield	3%	3%	3%
Expected life	5 years	5 years	5 years

          The risk free interest rate assumption is based on the rate currently available on zero-coupon U.S. government issues with a remaining term similar to the expected life of the options. The expected volatility assumption is estimated at 100% for 2001 and 2002, in recognition of the Company's rapid growth, and estimated at a reduced 37% in 2003, in recognition of the longer operating history and the private equity investment described in Note 16.

11. Subordinated Borrowings

          In 2001, the Company had borrowings subordinated to the claims of general creditors representing amounts due to certain stockholders. Such borrowings bore interest at 5% annually and were repaid during 2002.

12. Credit Risk

          The Company's business constituted the principal portion of Legent's business. Amounts receivable from the clearing broker are principally for commissions charged to customers and represent a concentration of credit risk. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

          The Company maintains its cash balances at a financial institution in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100 per institution. Uninsured balances were $2,504 and $2,542 at December 31, 2002 and 2003, respectively. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

13. Regulatory Requirements

          optionsXpress Inc. and brokersXpress LLC are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 administered by the SEC and NASD, which requires the maintenance of minimum net capital. Under this Rule, optionsXpress Inc. is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250, whichever is greater, as these terms are defined. brokersXpress LLC is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $50. Net capital and aggregate indebtedness change from day to day.

          Below is a summary of the capital requirements for optionsXpress, Inc. and brokersXpress LLC:

	December 31, 2002
	Required Net Capital	Net Capital	Excess Net Capital	Ratio of Aggregate Indebtedness to Net Capital
optionsXpress, Inc.	$250	$1,406	$1,156	1.41 to 1
	December 31, 2003
	Required Net Capital	Net Capital	Excess Net Capital	Ratio of Aggregate Indebtedness to Net Capital
optionsXpress, Inc.	$250	$3,420	$3,170	0.46 to 1
brokersXpress LLC	50	250	200	0.02 to 1

14. Income Taxes

          The components of income tax expense were:

	Year ended December 31
	2001	2002	2003
Current:
Federal	$—	$1,306	$8,723
State	—	288	1,919

	—	1,594	10,642

Deferred:
Federal	—	190	180
State	—	35	40

	—	225	220

Total income tax expense	$—	$1,819	$10,862

          The effective tax rate differs from the statutory federal income tax rate principally due to state income taxes. The deferred income tax liability is primarily attributable to the difference between the book and tax depreciation and amortization and the expensing for income tax purposes of software developed for internal use.

          A reconciliation of the statutory federal income tax rate to the effective tax rate applicable to pre-tax income (loss) was as follows:

	Year ended December 31,
	2001	2002	2003
Federal income tax at statutory rate	(34.0)%	34.0%	35.0%
State income taxes, net of federal tax effect	(4.7)	4.7	4.7
Provision (reduction) of valuation allowance	38.7	(9.3)	—
Other	—	—	0.2

	—	29.4%	39.9%

          Deferred tax liabilities of $225 and $445 at December 31, 2002 and 2003 respectively, related to depreciation and amortization.

          At December 31, 2001, the Company had approximately $1,600 of federal net operating loss carryforward, which was utilized on the 2002 income tax returns.

15. Earnings Per Share

          The computations of basic and diluted EPS were as follows:

	Year ended December 31
	2001	2002	2003
Reported net income (loss)	$(1,358)	$4,371	$16,356
Less: Income allocable to preferred stock	—	1,183	4,276

Adjusted net income (loss) allocable to common stock holders	$(1,358)	$3,188	$12,080

Weighted-average number of common shares outstanding — basic	37,500	38,522	40,152
Effect of dilutive securities	—	16,287	16,052

Weighted average number of common shares outstanding — diluted	37,500	54,809	56,204

Basic EPS	$(0.04)	$0.08	$0.30
Diluted EPS	(0.04)	0.08	0.29

16. Subsequent Events

          On January 15, 2004, the Company issued approximately 18,196 shares of a new series of convertible preferred stock in exchange for net proceeds of $88,390. The Company incurred approximately $2,500 in costs in connection with this transaction. In conjunction with this transaction, the outstanding preferred stock was converted to shares of common stock. The existing stockholders of the common stock, including employees exercising stock options in January 2004, sold approximately 18,000 shares of common stock back to the Company for an aggregate amount of $88,390. After these transactions, the Company had outstanding 36,496 shares of common stock and 18,196 shares of the newly issued convertible preferred stock.

          The newly issued convertible preferred stock is convertible into common stock on a one for one basis at any time and shares in dividends on the basis as if converted into common stock. The newly issued convertible preferred stock also has certain voting rights with regard to the election of directors and certain corporate matters. If the newly issued convertible preferred stock is not redeemed before January 15, 2009, by a liquidity event as defined in the agreement, these preferred stockholders also have the right to put their stock back to the Company for $88,390.

          On March 12, 2004, the Company raised $2,000 by issuing 412 shares of common stock at a price of $4.86 per share. This share subscription was offered to all of the Company's shareholders on a pro-rata basis based upon their ownership interest. At the same time, the Company entered into an agreement to extend a $10,000 subordinated capital loan to its clearing firm, Legent. The primary purpose of this agreement was to provide regulatory capital for Legent so that they could carry the accounts and positions of the Company's customers. This agreement is collateralized by a $10,000 cash deposit held in a Legent account at an independent custodian. All of the interest earned on this account will pass through to the Company. Upon termination of the clearing relationship with Legent, the loan will bear additional interest of 2% per year for the first 60 days, and 10% per year after the first 60 days until the loan is repaid.

          On June 29, 2004, as determined by the Board of Directors, a dividend of $7,014 was declared and paid.

          In July 2004, optionsXpress Holdings, Inc. was formed to act as the parent company for optionsXpress, Inc., brokersXpress LLC and bX Holdings LLC. optionsXpress Holdings, Inc. has not yet commenced operations.

          On September 13, 2004, the Company entered into an agreement with GSEC whereby GSEC will replace Legent as the Company's primary clearing broker. Legent will continue to act as a clearing broker for a portion of the Company's trades.

17. Subsequent Stock Split

          On January 26, 2005, the Company effected a 7.5 for 1 stock split. The consolidated financial statements reflect the retroactive effect of the stock split and appropriate restatement of the capital accounts.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
    optionsXpress Holdings, Inc.

        We have audited the accompanying consolidated statements of financial condition of optionsXpress Holdings, Inc. as of September 30, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the nine-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of optionsXpress Holdings, Inc. at September 30, 2003 and 2004, and the results of its operations and its cash flows for the nine-month periods then ended in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
December 10, 2004, except as to Note 17 as to which the date is January 26, 2005.

optionsXpress Holdings, Inc.

Consolidated Statements of Operations
Nine Months Ended September 30, 2003 and 2004

(In thousands, except per share data)

	Nine Months Ended September 30
	2003	2004
Revenues
Commissions	$24,553	$52,473
Other brokerage-related revenue	5,248	12,932
Interest income	826	2,068
Other	16	33

Total revenues	30,643	67,506
Expenses
Brokerage, clearing, and other related expenses	5,871	10,528
Compensation and benefits	3,422	7,039
Advertising	1,850	5,132
Quotation services	1,336	2,555
Depreciation and amortization	494	1,160
Other	1,035	3,363

Total expenses	14,008	29,777

Income before income taxes	16,635	37,729
Income taxes	6,692	15,173

Net income	$9,943	$22,556

Earnings per common share:
Basic	$0.18	$0.40
Diluted	0.18	0.39
Weighted-average number of common shares:
Basic	40,009	37,709
Diluted	55,759	57,226

See accompanying notes.

optionsXpress Holdings, Inc.

Consolidated Statements of Financial Condition

(In thousands, except per share data)

	September 30
	2003	2004
Assets
Cash	$6,393	$10,489
Receivable from brokers	3,278	5,072
Fixed assets (net of accumulated depreciation and amortization of $799 and $1,870, respectively)	1,797	3,642
Loan deposit	—	10,131
Security deposits	277	313
Other assets	363	1,332

Total assets	$12,108	$30,979

Liabilities and stockholders' equity
Accounts payable and accrued liabilities	$1,182	$5,577
Dividends payable	4,023	—
Current income taxes payable	1,195	277
Deferred income tax liabilities	371	847

Total liabilities	6,771	6,701
Stockholders' equity
Common stock, $0.0001 par value, 187,500 shares authorized; 2003—40,580 issued and outstanding, 2004—37,568 issued and outstanding.	1	1
Convertible preferred stock, $0.0001 par value, 75,000 shares authorized; 2003—14,300 issued and outstanding, 2004—18,196 issued and outstanding.	—	—
Additional paid-in capital	3,581	2,383
Retained earnings	1,755	21,894

Total stockholders' equity	5,337	24,278

Total liabilities and stockholders' equity	$12,108	$30,979

See accompanying notes.

optionsXpress Holdings, Inc.

Consolidated Statements of Changes in Stockholders' Equity
Nine Months Ended September 30, 2003

(In thousands, except per share data)

			Series A Convertible Preferred Stock
	Common Stock
					Additional Paid-In Capital	Retained Earnings
	Shares	Amount	Shares	Amount			Total
Balance, January 1, 2003	39,937	$1	14,300	$—	$3,464	$(549)	$2,916
Net income	—	—	—	—	—	9,943	9,943
Dividends declared and paid	—	—	—	—	—	(7,639)	(7,639)
Options exercised	643	—	—	—	117	—	117

Balance, September 30, 2003	40,580	$1	14,300	$—	$3,581	$1,755	$5,337

See accompanying notes.

optionsXpress Holdings, Inc.

Consolidated Statements of Changes in Stockholders' Equity
Nine Months Ended September 30, 2004

(In thousands, except per share data)

			Series A Convertible Preferred Stock
	Common Stock
					Additional Paid-In Capital	Retained Earnings
	Shares	Amount	Shares	Amount			Total
Balance, January 1, 2004	40,701	$1	13,800	$—	$1,626	$6,352	$7,979
Net income	—	—	—	—	—	22,556	22,556
Dividends declared and paid	—	—	—	—	—	(7,014)	(7,014)
Preferred stock converted to common stock	13,800	—	(13,800)	—	—	—	—
Convertible preferred stock issued (see note 9)	—	—	18,196	—	88,390	—	88,390
Common stock redeemed (see note 9)	(18,196)	—	—	—	(88,390)	—	(88,390)
Direct costs of capital raised	—	—	—	—	(2,491)	—	(2,491)
Tax benefit (see note 9)	—	—	—	—	646	—	646
Restricted stock issued	61	—	—	—	654	—	654
Common stock issued	412	—	—	—	2,000	—	2,000
Common stock redeemed	(74)	—	—	—	(355)	—	(355)
Options exercised	864	—	—	—	303	—	303

Balance, September 30, 2004	37,568	$1	18,196	$—	$2,383	$21,894	$24,278

See accompanying notes.

optionsXpress Holdings, Inc.

Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2003 and 2004

(In thousands, except per share data)

	Nine Months Ended September 30
	2003	2004
Operating activities
Net income	$9,943	$22,556
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	494	1,160
Tax benefit (see note 9)	—	646
Restricted stock issued	—	654
Changes in operating assets and liabilities:
(Increase) decrease in:
Receivable from brokers	(2,405)	(702)
Loan deposits	—	(10,131)
Security deposits	(4)	(20)
Other assets	(115)	(989)
Increase (decrease) in:
Accounts payable and accrued liabilities	481	4,223
Current income taxes payable	(93)	65
Deferred income taxes	147	402
Net cash provided by operating activities	8,448	17,864
Investing activities
Purchases and development of computer software	(572)	(766)
Purchases of fixed assets	(588)	(1,829)

Net cash used in investing activities	(1,160)	(2,595)
Financing activities
Exercise of stock options	117	266
Redemption of common stock	—	(88,708)
Issuance of convertible preferred stock	—	88,390
Issuance of common stock	—	2,000
Direct cost of capital raised	—	(2,491)
Dividends paid	(3,616)	(7,014)

Net cash used in financing activities	(3,499)	(7,557)

Net increase in cash	3,789	7,712
Cash, beginning of year	2,604	2,777

Cash, end of year	$6,393	$10,489

Supplemental disclosure of cash flow information:
Income taxes paid	$6,649	$14,060
Interest paid	—	2
Supplemental disclosure of non-cash activity:
Non cash exercise of options	$—	$37

See accompanying notes.

optionsXpress Holdings, Inc.

Notes to Consolidated Financial Statements
Nine Months Ended September 30, 2003 and 2004

(In thousands, except per share data)

1. Basis of Presentation and Nature of Operations

Basis of Presentation

        Effective July 31, 2004, the consolidated financial statements include the accounts of optionsXpress Holdings, Inc., optionsXpress, Inc., bX Holdings LLC, and brokersXpress LLC (collectively, the Company). Prior to July 31, 2004, the consolidated financial statements include the accounts of optionsXpress, Inc., bX Holdings LLC, and brokersXpress LLC (collectively the Company). See corporate reorganization paragraph for additional information. All significant intercompany balances and transactions have been eliminated in consolidation.

        The Company follows United States generally accepted accounting principles including certain accounting guidance used by the brokerage industry.

Nature of Operations

        optionsXpress, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD) and the Chicago Board Options Exchange. brokersXpress LLC is a broker-dealer registered with the SEC and a member of the NASD. The Company provides internet-based options and stock brokerage services to retail customers located throughout the United States and the world. The Company clears all customer transactions through two clearing brokers on a fully disclosed basis.

Corporate Reorganization

        Prior to July 31, 2004, optionsXpress, Inc. wholly owned bX Holdings LLC and bX Holdings LLC wholly owned brokersXpress LLC. Both bX Holdings LLC and brokersXpress LLC were formed in March 2003. Effective July 31, 2004, optionsXpress Holdings, Inc. was formed as a Delaware corporation and optionsXpress, Inc. entered into a corporate reorganization whereby optionsXpress Holdings, Inc. acquired 100 percent of optionsXpress, Inc., bX Holdings LLC and brokersXpress LLC. The shareholders of optionsXpress, Inc. at July 31, 2004 exchanged shares in optionsXpress, Inc. for shares in optionsXpress Holdings, Inc. on a one for one basis. optionsXpress Holdings, Inc. acquired optionsXpress, Inc.'s ownership interest in bX Holdings LLC and brokersXpress LLC at July 31, 2004. Subsequent to the corporate reorganization, optionsXpress Holdings, Inc. wholly owns optionsXpress, Inc., bXHoldings LLC and brokersXpress LLC.

2. Summary of Significant Accounting Policies

Commissions

        The Company derives commission revenues from retail customer transactions in options, equity, mutual fund, and fixed income securities. Commission revenues and related clearing costs are recognized on a trade-date basis.

Other Brokerage-Related Revenue

        The Company receives payment for order flow from exchanges and liquidity providers where its customers' orders are routed. Payment for order flow is accrued when earned based on the respective trades generating such payments.

Interest Income

        Interest income consists primarily of the Company's portion of the income generated by charges to customers on margin balances and customer cash held and invested by the Company's clearing firms, offset by interest paid to customers on their credit balances.

Fixed Assets

        Fixed assets consist of furniture, equipment, leasehold improvements, and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over three years. Leasehold improvements are depreciated on a straight-line basis over three years.

        The Company capitalizes costs associated with software developed for internal use based on Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and other related guidance. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. Cost incurred in development and enhancement of the software that does not meet the capitalization criteria is expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years. The Company reviews any impairment of the capitalized costs on a periodic basis.

Security Deposits

        Security deposits include both the deposits made for the Company's offices, and the escrow deposit with Legent Clearing Corporation ("Legent"), one of the Company's clearing brokers. Any interest on these deposits is accrued as earned.

Advertising

        Advertising costs are incurred for the production and communication of advertising, as well as other marketing activities. The Company expenses the cost of advertising as incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

Earnings Per Share

        Basic earnings per share (EPS) is computed using the two-class method which allocates earnings to common stock and participating preferred stock according to dividends declared and participation rights in undistributed earnings. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, except when the assumed exercise or conversion would have an anti-dilutive effect on EPS.

Stock-Based Compensation

        In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to require more prominent interim periods and disclosures in annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The additional disclosures of SFAS No. 148 were required for interim periods and fiscal years ending after December 15, 2002.

        As permitted in SFAS No. 123 and 148, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the Company, utilizing the intrinsic value-based method of accounting, recognizes no compensation expense related to employee stock options as long as options are granted with an exercise price equal to, or greater than, the fair market value of the underlying common stock on the date of grant as determined by management.

        The following table illustrates the effect on the Company's reported net income and earnings per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Nine Months Ended September 30
	2003	2004
Net income, as reported	$9,943	$22,556
Deduct—Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	62	118

Pro forma net income	9,881	22,438
Less: Income allocable to preferred stock	2,602	7,296

Pro forma net income allocable to common stockholders	$7,279	$15,142

Income per share:
Basic, as reported	$0.18	$0.40
Basic, pro forma	0.18	0.40
Diluted, as reported	0.18	0.39
Diluted, pro forma	0.18	0.39

        The underlying assumptions to these fair value calculations are discussed in Note 11.

Income Taxes

        The Company files a consolidated income tax return. Deferred income tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Fair Value of Financial Instruments

        Financial Accounting Standards Board (FASB) Statement No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated statements of financial condition. Management estimates that the fair value of financial instruments recognized in the consolidated statements of financial condition (including cash, receivables, payables, and accrued liabilities) approximates their carrying value.

Use of Estimates

        The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions regarding capitalization of internally developed software and other matters affecting the consolidated financial statements and the accompanying notes for the years presented. Actual results could differ from management's estimates.

3. Receivable from Brokers

        Amounts receivable from brokers consisted of the following at September 30:

	2003	2004
Receivable:
Net settlement with clearing brokers	$2,074	$2,575
Order flow receivable from brokers	1,204	2,497

	$3,278	$5,072

        The net settlement with the clearing brokers represents amounts due from commissions earned, a portion of the margin interest on customer balances held at the clearing brokers, and interest income earned on Company balances held at the clearing brokers. In September 2004, the Company entered into an agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"), whereby GSEC replaced Legent as the Company's primary clearing broker. Legent continues to act as a clearing broker for a portion of the Company's trades.

4. Fixed Assets

        Fixed assets, including leasehold improvements and capitalized software development costs, consisted of the following at September 30:

	2003	2004
Computer software	$1,487	$2,874
Computer equipment	881	2,401
Office furniture	101	159
Leasehold improvements	66	78
Miscellaneous	61	—

	2,596	5,512
Less: Accumulated depreciation and amortization	799	1,870

	$1,797	$3,642

        As of September 30, 2003, and 2004, the accumulated amortization related to internally developed software was $587 and $810, respectively.

        At September 30, 2003 and 2004, a standby letter of credit for $70 was issued on behalf of the Company to a leasing company for an office furniture lease. During October of 2004, this lease was terminated and the standby letter of credit was cancelled.

5. Loan Deposit

        On March 12, 2004, the Company entered into an agreement to extend a $10,000 subordinated capital loan to Legent. The primary purpose of this agreement was to provide regulatory capital for Legent so that they could carry the accounts and positions of the Company's customers. This agreement is collateralized by a $10,000 cash deposit held in a Legent account at an independent custodian. All of the interest earned on this account passes through to the Company. See note 16 for subsequent event relating to this loan deposit.

6. Other Assets

        Other assets consisted of the following at September 30:

	2003	2004
Exchange membership	$160	$160
Prepaid expenses	180	159
Deferred initial public offering expenses	—	859
Other assets	23	154

	$363	$1,332

7. Commitments, Contingencies, and Guarantees

Commitments and Contingencies

        The Company leases office space and equipment under non-cancelable operating lease agreements that expire on various dates through November 30, 2007. Future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows at September 30, 2004:

2004	$107
2005	550
2006	482
2007	404

$1,543

        Rental expense for the office space during the nine-month period ended September 30, 2003 and 2004 are $150 and $236, respectively.

        The Company enters into agreements to purchase public relations, telecommunications and data services from various service providers. These agreements expire on various dates through May, 2006. The fixed and determinable portions of these obligations are $366 for the three months ended December 31, 2004 and $1,081 and $179 for 2005 and 2006, respectively.

        Expense incurred related to these service agreements during the nine-month periods ended September 30, 2003 and 2004 totaled approximately $366 and $656.

        The Company is subject to pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the disposition of such outstanding legal actions will not have a material adverse effect on the financial position or results of operations of the Company.

Guarantees

        Under the terms of clearing agreements with GSEC and Legent, the Company introduces its customers' accounts to GSEC and Legent who, as the clearing brokers, clear and carry all customer account activity. As such, the Company is required to guarantee the performance of its customers in meeting their contractual obligations. The Company has agreed to indemnify the clearing brokers for losses that they may sustain for the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Compliance with the various guidelines are monitored daily; and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, when necessary.

        As of September 30, 2004, the Company had $62,474 in credit extended to its customers through its clearing brokers. The amount of risk to which the Company is exposed from the leverage extended to its customers and specifically from short sale transactions by its customers is not quantifiable since the risk would be dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. The account level margin and leverage requirements meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve. The Company believes that it is unlikely that it will have to make any significant payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying consolidated financial statements.

8. Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following at September 30:

	2003	2004
Accrued employee compensation	$783	$1,552
Accounts payable	387	1,614
Other accrued expenses	12	2,411

	$1,182	$5,577

9. Capitalization

Common Stock

        At September 30, 2003 and 2004, the Company had 187,500 shares of $0.0001 par value common stock authorized. Of the authorized common stock, 40,580, and 37,568 shares were issued and outstanding at September 30, 2003 and 2004, respectively.

        On March 12, 2004, the Company raised $2,000 by issuing 412 shares of common stock at a price of $4.86 per share. This share subscription was offered to all of the Company's shareholders on a pro rata basis based upon their ownership interest. The Company also issued 61 shares of restricted stock as executive compensation during July of 2004.

        On April 30, 2004, the Company repurchased 74 shares of common stock from original investors for $355. The stock was retired, and the amount in excess of par value was charged to additional paid-in capital.

        At September 30, 2003 and 2004, certain shareholders of the Company held 15,000 and 10,117, respectively, of shares under restricted stock agreements. These shares are restricted from being sold, assigned, transferred, pledged, gifted, or otherwise disposed of until designated by the Company, or the Company issues shares to the public as part of a qualified initial public offering.

        The Company, in the event of termination, death, or disability, has the right, but not the obligation, to purchase these shares at fair market value, as defined in the agreement. If the termination is for cause, the purchase price would be substantially less.

Preferred Stock and Warrants

        At September 30, 2003 and 2004, the Company had 75,000 shares of $0.0001 par value convertible preferred stock authorized. Of the authorized shares, 18,750 were designated as Series A Convertible Preferred. At September 30, 2003 and 2004, the Company had 14,300 and 18,196 shares, respectively, of convertible preferred stock issued and outstanding. The convertible preferred stock outstanding in 2003 had the same voting and dividend rights as the common stock and a preference value in liquidation of the greater of $0.20 per share, or the amount each stockholder would receive if the convertible preferred stock was converted into common stock immediately prior to liquidation. This preferred stock was converted to shares of common stock on January 15, 2004.

        On January 15, 2004, the Company issued 18,196 shares of a new series of convertible preferred stock in exchange for net proceeds of $88,390. The Company incurred $2,491 in costs in connection with this transaction. In conjunction with this transaction, the outstanding preferred stock was converted to shares of common stock. The existing stockholders of the common stock, including employees exercising stock options in January 2004, sold 18,196 shares of common stock back to the Company for an aggregate amount of $88,390. The convertible preferred stock issued on January 15, 2004 is convertible into common stock on a one for one basis at any time and shares in dividends on the basis as if converted into common stock. This convertible preferred stock also has certain voting rights with regard to the election of directors and certain corporate matters. If this convertible preferred stock is not redeemed before January 15, 2009, by a liquidity event as defined in the agreement, these preferred stockholders also have the right to put their stock back to the Company for $88,390.

        The Company will receive income tax benefits related to the exercise of non-qualified stock options as part of the transaction described above. The Company is entitled to a deduction for income tax purposes of the amount that employees report as ordinary income on these non-qualified stock options. The tax benefit relating to the tax deduction, amounting to $646, is included in additional paid-in capital for the period of the tax reduction.

Dividends

        The Company has declared and paid dividends totaling $7,639 and $7,014 during the nine-month periods ended September 30, 2003 and 2004, respectively, to all preferred and common stockholders of record.

        Dividends per share for each class of shares were as follows during the nine months ended September 30:

	2003	2004
Convertible preferred stock:
March 31	$0.02	—
June 30	0.05	—
September 30	0.07	—
Common stock:
March 31	0.02	—
June 30	0.05	$0.13	*
September 30	0.07	—

*
Dividend paid to all stockholders of record immediately prior to the issuance of the new series of convertible preferred stock on January 15, 2004.

10. Employee Benefit Plan

        The Company maintains a 401(k) savings plan covering all eligible employees. The Company may make discretionary contributions to the plan. No such Company contributions were made during the nine-month periods ended September 30, 2003 and 2004.

11. Equity Incentive Plan

        The Company maintains an equity incentive plan (the Plan) whereby management may, at its discretion, grant eligible employees, directors, independent contractors, or consultants of the Company restricted stock or options to purchase up to 3,750 shares of the Company's common stock. In general, one-third of the options become exercisable on the first anniversary date following the grant, and one-thirty-sixth of the options become exercisable on each of the succeeding 24 monthly anniversaries of the first anniversary date. All options expire ten years after the date of the grant. The following table summarizes the activities of the Plan for the nine-month periods ended September 30, 2003 and 2004:

	September 30, 2003		September 30, 2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, January 1	2,156	$0.25	1,951	$0.69
Granted to employees	641	0.96	352	11.70
Exercised by employees	643	0.21	864	0.35
Forfeited by employees	176	0.20	57	1.72

Outstanding, September 30	1,978	0.49	1,382	3.66

Exercisable, September 30	418		341
Available for future grant, September 30	1,129		679
Weighted-average remaining life (years)	8.8		8.6

        The following table summarizes the options outstanding and exercisable at September 30, 2004:

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price
$ 0.17	58	$0.17	7.1 years	37	$0.17
0.33	391	0.33	7.8 years	144	0.33
0.96	513	0.96	8.6 years	160	0.96
3.33	45	3.33	9.0 years	—	—
7.14	124	7.14	9.4 years	—	—
10.73	117	10.73	9.8 years	—	—
16.00	134	16.00	9.8 years	—	—

	1,382		8.6 years	341

        SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures for the effect on net income (loss) as if the fair market value based method of accounting provided for under SFAS No. 123 has been adopted. Such disclosures are determined through the use of an option-pricing model and are included in Note 2.

        Based on management's estimate, the fair market value of options granted at the date of grant during the nine-month periods ended September 30, 2003, and 2004 was $172, and $951, respectively. The fair market value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The model takes into account the stock price and exercise price at the grant date and the following assumptions at September 30:

	2003	2004
Risk-free interest rate	3.27%	3.35%
Expected volatility	37%	30%
Annual dividend yield	3%	3%
Expected life	5 years	5 years

        The risk free interest rate assumption is based on the rate currently available on zero-coupon U.S. government issues with a remaining term similar to the expected life of the options. The expected volatility assumption is estimated at 37% in 2003, and reduced to 30% in 2004, in recognition of the operating history and the private equity investment.

12. Credit Risk

        Amounts receivable from the clearing brokers are principally for commissions charged to customers and represent a concentration of credit risk. The Company does not anticipate non-

performance by its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of its clearing brokers with which it conducts business. The Company's business at September 30, 2004 still constituted the principal portion of Legent's business.

        The Company maintains its cash balances at three financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100 per depositor, per institution. Uninsured balances were $6,093 and $10,153 at September 30, 2003 and 2004, respectively. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

13. Regulatory Requirements

        optionsXpress Inc. and brokersXpress LLC are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 administered by the SEC and NASD, which requires the maintenance of minimum net capital. Under this Rule, optionsXpress Inc. is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250, whichever is greater, as these terms are defined. brokersXpress LLC is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $50. Net capital and aggregate indebtedness change from day to day.

        Below is a summary of the capital requirements for optionsXpress, Inc. and brokersXpress LLC:

	Nine Months Ended September 30, 2003
	Required Net Capital	Net Capital	Excess Net Capital	Ratio of Aggregate Indebtedness to Net Capital
optionsXpress, Inc.	$426	$1,870	$1,444	3.42 to 1
brokersXpress LLC	50	411	361	0.01 to 1
	Nine Months Ended September 30, 2004
	Required Net Capital	Net Capital	Excess Net Capital	Ratio of Aggregate Indebtedness to Net Capital
optionsXpress, Inc.	$371	$6,889	$6,518	0.81 to 1
brokersXpress LLC	50	308	258	0.29 to 1

14. Income Taxes

        The components of income tax expense were:

	Nine Months Ended September 30
	2003	2004
Current:
Federal	$5,388	$12,006
State	1,158	2,765

	6,546	14,771

Deferred:
Federal	119	367
State	27	35

	146	402

	$6,692	$15,173

        The effective tax rate differs from the statutory federal income tax rate principally due to state income taxes.

        A reconciliation of the statutory federal income tax rate to the effective tax rate applicable to pretax income was as follows:

	Nine Months Ended September 30
	2003	2004
Federal income tax at statutory rate	35.0%	35.0%
State income taxes, net of federal tax effect	4.7%	4.8%
Other	0.4%	0.4%

	40.1%	40.2%

        Deferred tax liabilities were $371 and $847 at September 30, 2003 and 2004, respectively. The deferred income tax liability is primarily attributable to the difference between the book and tax depreciation and book and tax treatment of software developed for internal use.

15. Earnings Per Share

        The computations of basic and diluted EPS were as follows for the nine-month periods ended September 30:

	2003	2004
Reported net income	$9,943	$22,556
Less: Income allocable to preferred stock	2,618	7,335

Adjusted net income allocable to common stockholders	$7,325	$15,221

Weighted-average number of common shares outstanding—Basic	40,009	37,709
Effect of dilutive securities	15,750	19,517

Weighted-average number of common shares outstanding—Diluted	55,759	57,226

Basic EPS	$0.18	$0.40
Diluted EPS	0.18	0.39

16. Subsequent Events

        On October 13, 2004, the Company via a newly created wholly owned subsidiary, OX Australia LLC, acquired a 41% interest in Optionbroker Pty, Limited (Optionbroker). As consideration for the 41% interest, the Company transferred the accounts of consenting Australia and New Zealand domiciled clients to Optionbroker. The Company concurrently entered into a License Agreement with Optionbroker to provide Optionbroker with technology and services including execution and clearing. Effective October 13, 2004, the Company is accounting for its investment in Optionbroker using the equity method as the Company is not deemed to be a variable interest entity as defined in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46).

        On December 1, 2004, the agreement to extend a $10,000 subordinated capital loan to Legent was terminated and the Company received possession of the U.S. Treasury securities in which the Legent loan deposit proceeds were invested. The Company also received the accumulated interest earned of $131 on the loan deposit during the term the subordinated capital loan agreement was in effect.

17. Subsequent Stock Split

        On January 26, 2005, the Company effected a 7.5 for 1 stock split. The consolidated financial statements reflect the retroactive effect of the stock split and appropriate restatement of the capital accounts.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including February 20, 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

12,000,000 Shares

optionsXpress Holdings, Inc.

Common Stock

Goldman, Sachs & Co.

Merrill Lynch & Co.

Raymond James

William Blair & Company

Sandler O'Neill & Partners, L.P.

QuickLinks

PROSPECTUS SUMMARY
Recent Developments
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES TAX CONSEQUENCES
UNDERWRITING
VALIDITY OF THE COMMON STOCK
EXPERTS
AVAILABLE INFORMATION
INDEX TO FINANCIAL STATEMENTS optionsXpress, Inc. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
optionsXpress, Inc. Consolidated Statements of Operations (In thousands, except per share data)
optionsXpress, Inc. Consolidated Statements of Financial Condition (In thousands, except per share data)
optionsXpress, Inc. Consolidated Statements of Changes in Stockholders' Equity (In thousands, except per share data)
optionsXpress, Inc. Consolidated Statements of Cash Flows (In thousands)
optionsXpress, Inc. Notes to Consolidated Financial Statements (In thousands, except per share data)
Report of Independent Registered Public Accounting Firm
optionsXpress Holdings, Inc. Consolidated Statements of Operations Nine Months Ended September 30, 2003 and 2004 (In thousands, except per share data)
optionsXpress Holdings, Inc. Consolidated Statements of Financial Condition (In thousands, except per share data)
optionsXpress Holdings, Inc. Consolidated Statements of Changes in Stockholders' Equity Nine Months Ended September 30, 2003 (In thousands, except per share data)
optionsXpress Holdings, Inc. Consolidated Statements of Changes in Stockholders' Equity Nine Months Ended September 30, 2004 (In thousands, except per share data)
optionsXpress Holdings, Inc. Consolidated Statements of Cash Flows Nine Months Ended September 30, 2003 and 2004 (In thousands, except per share data)
optionsXpress Holdings, Inc. Notes to Consolidated Financial Statements Nine Months Ended September 30, 2003 and 2004 (In thousands, except per share data)